UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

PAPA MURPHY’S HOLDINGS, INC.

(Name of Subject Company)

PAPA MURPHY’S HOLDINGS, INC.

(Names of Persons Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

698814100

(CUSIP Number of Class of Securities)

Victoria J. Tullett, Esq.

Chief Legal Officer and Corporate Secretary

Papa Murphy’s Holdings, Inc.

8000 NE Parkway Drive, Suite 350

Vancouver, WA 98662

(360) 260-7272

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Steven G. Rowles Shai Kalansky Morrison & Foerster LLP 12531 High Bluff Drive, Suite 100 San Diego, California 92130 United States of America (858) 720-5100	John R. Thomas Joe Bailey Perkins Coie LLP 1120 NW Couch Street, 10th Floor Portland, OR 97209 (503) 727-2000	Neil Kravitz Fasken 800, rue du Square-Victoria bureau 3700 Montréal, Québec H4Z 1E9 Canada (514) 397-7551

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1. Subject Company Information.

Name and Address.

The name of the subject company is Papa Murphy’s Holdings Inc., a Delaware corporation (“Papa Murphy’s” or the “Company”). The address of the Company’s principal executive office is 8000 NE Parkway Drive, Suite 350, Vancouver, Washington, 98662. The telephone number of the Company’s principal executive office is (360) 260-7272.

Securities.

The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (including the documents annexed hereto or incorporated herein, this “Schedule 14D-9”) relates is the Company’s common stock, par value $0.01 per share (each such share, a “Share,” and collectively, the “Shares”). As of April 22, 2019, there were 17,029,528 Shares issued and outstanding.

Item 2. Identity and Background of Filing Person.

Name and Address.

The name, business address and business telephone number of the Company, which is both the person filing this Schedule 14D-9 and the subject company, are set forth above under the heading “Item 1. Subject Company Information—Name and Address.”

Tender Offer.

This Schedule 14D-9 relates to the tender offer (the “Offer”) by MTY Columbia Merger Sub, Inc. (“Merger Sub”), a Delaware corporation and wholly owned subsidiary of MTY Franchising USA, Inc. (“Parent”), a Delaware corporation, to purchase all of the issued and outstanding Shares at a purchase price equal to $6.45 per Share (the “Offer Price”), net to the seller in cash, without interest and less any applicable taxes required to be withheld, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 25, 2019 (as may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as may be amended or supplemented from time to time, the “Letter of Transmittal”). The completion of the Offer is subject to various conditions, including there being validly tendered in accordance with the terms of the Offer and not validly withdrawn, prior to the expiration of the Offer, a number of Shares that (together with the Shares then owned by Merger Sub, if any) represents at least a majority of the then-outstanding Shares. The Offer is described in a Tender Offer Statement on Schedule TO (as may be amended or supplemented from time to time, the “Schedule TO”), filed by Parent and Merger Sub with the Securities and Exchange Commission (the “SEC”) on April 25, 2019. The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) to this Schedule 14D-9, respectively and are incorporated herein by reference. Merger Sub and Parent are wholly owned subsidiaries of MTY Food Group Inc. (“MTY”).

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of April 10, 2019 (as it may be amended, restated, supplemented or otherwise modified from time to time, the “Merger Agreement”), by and among the Company, Parent and Merger Sub. Following completion of the Offer, the Merger Agreement provides that, among other things, upon its terms and subject to the satisfaction or (to the extent permitted by applicable law) waiver of each of the applicable conditions set forth therein, Merger Sub will be merged with and into the Company (the “Merger”), with the Company surviving as a non-publicly-traded, wholly owned subsidiary of Parent (the “Surviving Corporation”). The Merger, together with the Offer and the other transactions contemplated by the Merger Agreement, are referred to herein as the “Transactions”. Because the Merger Agreement contemplates that the Merger will be governed by Section 251(h) of the General Corporation Law of the State of Delaware (“DGCL”), no Company stockholder vote will be required to complete the Merger. The Company does not expect there to be a significant period of time between the completion of the Offer and the completion of the Merger. At the effective time of the Merger (the “Effective Time”), which, under the terms of the Merger Agreement, will take place as soon as practicable following consummation of the Offer, and in any event, no later than one business day thereafter, all remaining outstanding Shares not tendered in the Offer (other than Shares held by (1) the Company as treasury stock, owned by Merger Sub or that were irrevocably accepted for purchase by Merger Sub in the Offer, which Shares shall be automatically cancelled and shall cease to exist, or (2) stockholders who are entitled to demand and properly demand appraisal rights in accordance with, and in compliance in all respects with the DGCL in connection with the Merger) will be cancelled and automatically converted into the right to receive an amount equal to the Offer Price (the “Merger Consideration”), without interest and less any applicable taxes required to be withheld. See “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements between the Company and its Executive Officers, Directors and Affiliates—Effect of the Merger on Company Shares and Equity-Based Incentive Awards” below for a description of the treatment of Company stock options, Company time-based and performance-based restricted stock awards and Company performance-based restricted stock unit awards.

Merger Sub commenced (within the meaning of Rule 14d-2 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) the Offer on April 25, 2019. Subject to the terms and conditions of the Merger Agreement and the Offer, the Offer is initially scheduled to expire at one minute after 11:59 p.m. (12:00 midnight), New York City time, on May 22, 2019.

The foregoing summary of the Offer, the Merger and the Merger Agreement is qualified in its entirety by the descriptions contained in the Offer to Purchase and the Letter of Transmittal as well as the full text of the Merger Agreement. Copies of the Merger Agreement, the Offer to Purchase and the Letter of Transmittal are filed as Exhibits (e)(1), (a)(1)(A) and (a)(1)(B), respectively, to this Schedule 14D-9 and are incorporated herein by reference.

As set forth in the Schedule TO, the principal executive offices of Parent and Merger Sub are located at 9311 East Via de Ventura, Scottsdale, AZ 85258.

The information relating to the Offer, including the Offer to Purchase, the Letter of Transmittal and related documents (including, without limitation, the Merger Agreement) and this Schedule 14D-9 (including certain referenced documents), can be obtained without charge from the SEC’s website at www.sec.gov.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

Except as set forth in this Schedule 14D-9, as of the date hereof, to the knowledge of the Company, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates, on the one hand, and (1) its executive officers, directors or affiliates or (2) Parent or Merger Sub or their respective executive officers, directors or affiliates (including MTY), on the other hand.

Arrangements between the Company and Parent and Merger Sub.

Merger Agreement

On April 10, 2019, the Company, Parent and Merger Sub entered into the Merger Agreement. The summary of the Merger Agreement contained in Section 11 of the Offer to Purchase and the description of the conditions of the Offer contained in Section 15 of the Offer to Purchase are incorporated herein by reference. Such summary and description do not purport to be complete and are qualified in their entireties by reference to the full text of the Merger Agreement, which is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

The Merger Agreement governs the contractual rights and obligations among the Company, Parent and Merger Sub in relation to the Offer and the Merger. The Merger Agreement is included as an exhibit to this

Schedule 14D-9 to provide the Company’s stockholders with additional information regarding the terms of the Merger Agreement and the Transactions. The representations, warranties and covenants of the Company contained in the Merger Agreement have been made solely for the benefit of Parent and Merger Sub. In addition, these representations, warranties and covenants (1) have been made only for purposes of the Merger Agreement, (2) have been qualified by (a) matters specifically disclosed in certain reports filed by the Company with the SEC at least three business days prior to the date of the Merger Agreement (subject to certain exceptions) and (b) confidential disclosures made to Parent and Merger Sub in the disclosure schedule delivered in connection with the Merger Agreement, (3) are subject to various materiality qualifications contained in the Merger Agreement, which may differ from what may be viewed as material by investors, (4) were made only as of the date of the Merger Agreement or such other date as is specified in the Merger Agreement, (5) will not survive completion of the Merger and (6) have been included in the Merger Agreement for the purpose of allocating risk between the contracting parties rather than establishing matters as fact. Accordingly, the Merger Agreement is included with this Schedule 14D-9 only to provide investors with information regarding the terms of the Merger Agreement and the Transactions, and not to provide investors with any other factual information regarding the Company or its business. In addition, any such confidential disclosures contain information that modifies, qualifies and creates exceptions to the representations, warranties and covenants set forth in the Merger Agreement. Investors should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the Company or any of its subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company’s public disclosures. The Merger Agreement should not be read alone but should instead be read in conjunction with the other information regarding the Company that is or will be contained in, or incorporated by reference into, the Forms 10-K, Forms 10-Q and other documents that the Company files with the SEC, including with regard to the Offer and the Merger.

The Guarantee

On April 10, 2019, simultaneously with the execution of the Merger Agreement, MTY provided the Company with a guarantee (the “Guarantee”), pursuant to which, among other things, MTY has guaranteed all obligations of Parent and Merger Sub under the Merger Agreement, subject to maximum aggregate liability under the Guarantee in an amount equal to the sum of the aggregate Merger Consideration, aggregate amounts payable with respect to Company Equity Awards (as defined in the Merger Agreement), the Payoff Amount (as defined in the Merger Agreement), and all costs and expenses (including reasonable attorney’s fees and expenses) incurred by the Company in connection with the enforcement of its specific performance rights under the Merger Agreement.

The foregoing summary and description of the Guarantee does not purport to be complete and is qualified in its entirety by reference to the full text of the Guarantee, which is filed as Exhibit (e)(2) to this Schedule 14D-9 and is incorporated herein by reference.

Confidentiality Agreement

The Company and Parent entered into a confidentiality/nondisclosure agreement dated as of October 30, 2018 (the “Confidentiality Agreement”). As a condition to being furnished with Evaluation Material (as defined in the Confidentiality Agreement), Parent agreed that such Evaluation Material will be treated confidentially by it and its directors, officers, employees, debt financing sources, agents and/or advisors (including, without limitation, attorneys, accountants and financial advisors) and will be used solely for the purpose of evaluating a possible negotiated transaction involving the Company. The Confidentiality Agreement contains customary standstill provisions with a term of two years and an employee non-solicit for a period of one year (subject to certain exceptions). The Confidentiality Agreement expires two years after the date of the Confidentiality Agreement.

The foregoing summary and description of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Confidentiality Agreement, which is filed as Exhibit (e)(3) to this Schedule 14D-9 and is incorporated herein by reference.

Exclusivity Agreement

On March 22, 2019, the Company and MTY entered into an exclusivity letter (the “Exclusivity Agreement”), which, among other things, granted MTY the exclusive right to negotiate a corporate transaction with the Company and restricted the Company’s ability to solicit specified takeover proposals for a period of 30 days following execution of the Exclusivity Agreement, until April 21, 2019. The Exclusivity Agreement additionally required the Company to provide notice to MTY and the description of the material terms of any such takeover proposal under certain circumstances.

The foregoing summary and description of the Exclusivity Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Exclusivity Agreement, which is filed as Exhibit (e)(4) to this Schedule 14D-9 and is incorporated herein by reference.

Arrangements between the Company’s Executive Officers, Directors and Affiliates and Parent and Merger Sub.

Tender and Support Agreement

In connection with the Offer and Merger, and concurrently with the execution of the Merger Agreement, Parent and Merger Sub entered into a Tender and Support Agreement (the “Support Agreement”) with specified stockholders of the Company, as well as each of the Company’s directors and executive officers (each, a “Supporting Stockholder”). Pursuant to the Support Agreement, the Supporting Stockholders have agreed to tender Shares held by them in the Offer and to otherwise support the transactions contemplated by the Merger Agreement. The Supporting Stockholders beneficially owned, as of April 10, 2019, 8,868,933 Shares, which represent approximately 52% of the outstanding Shares as of April 10, 2019.

The Support Agreement terminates upon the occurrence of specified circumstances, including in the event that the Merger Agreement is terminated in accordance with its terms.

The foregoing summary and description of the Support Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Support Agreement, which is filed as Exhibit (e)(5) to this Schedule 14D-9 and is incorporated herein by reference.

Beneficial Ownership of Shares by Parent and Merger Sub

According to the Offer to Purchase, as of April 25, 2019, neither Parent nor Merger Sub beneficially owned any Shares.

Arrangements between the Company and its Executive Officers, Directors and Affiliates.

Certain of the Company’s executive officers and directors may be deemed to have interests in the Transactions that may be different from, or in addition to, those of the Company’s stockholders generally. These interests may create potential conflicts of interest. The Company’s Board of Directors (the “Board”) was aware of those interests and considered them, among other matters, in reaching its decision to approve the Merger Agreement and the Transactions and to recommend that the Company’s stockholders accept the Offer and tender their Shares in the Offer.

Effect of the Merger on Company Shares and Equity-Based Incentive Awards

Certain executive officers and directors of the Company hold one or more of the following forms of equity: Shares, Company stock options, Company time-based and performance-based restricted stock awards and Company performance-based restricted stock unit awards.

Shares

The Company’s executive officers and directors who tender Shares they own pursuant to the Offer will be entitled to the same Offer Price on the same terms and conditions as the other Company stockholders who tender Shares pursuant to the Offer. The Company’s directors and executive officers have agreed to tender Shares held by them in the Offer pursuant to that Tender and Support Agreement dated April 10, 2019, described above under the heading “Tender and Support Agreement”. If the Merger occurs, at the Effective Time, any Shares owned by the Company’s executive officers and directors that are not tendered pursuant to the Offer will be entitled to receive the same Merger Consideration on the same terms and conditions as the other Company stockholders whose Shares are converted into the right to receive the Merger Consideration in the Merger.

Equity-Based Incentive Awards

Stock Options. Pursuant to the Merger Agreement, each Company stock option outstanding immediately before the Effective Time, whether or not then exercisable or vested, will be canceled and converted into the right to receive an amount in cash, without interest, equal to the product obtained by multiplying (1) the excess, if any, of the Merger Consideration over the per Share exercise price of the applicable Company stock option by (2) the aggregate number of Shares subject to such Company stock option immediately before the Effective Time. Such cash amount will be paid, less any applicable withholding taxes, no later than the third business day following the Effective Time.

Time-Based Restricted Stock Units and Earned Performance-Based Restricted Stock Units. Pursuant to the Merger Agreement, each award of Company time-based restricted stock units and each award of already earned performance-based restricted stock units outstanding immediately before the Effective Time will be vested in full as of immediately before the Effective Time and will be canceled and converted into the right to receive an amount in cash, without interest, equal to the product obtained by multiplying (1) the Merger Consideration by (2) the aggregate number of Shares subject to such award immediately before the Effective Time. Such cash amount will be paid, less any applicable withholding taxes, no later than the third business day following the Effective Time.

Unearned Performance-Based Restricted Stock Units. Pursuant to the Merger Agreement, each Company unearned award of performance-based restricted stock units outstanding immediately before the Effective Time will be vested and all restrictions thereon will lapse at the target level for such award as of immediately before the Effective Time and will be canceled and converted into the right to receive an amount in cash, without interest, equal to the product obtained by multiplying (1) the Merger Consideration by (2) the aggregate number of Shares subject to the target level for such award immediately before the Effective Time. Such cash amount will be paid, less any applicable withholding taxes, no later than the third business day following the Effective Time.

Restricted Stock. Any applicable repurchase rights of the Company and other restrictions applicable to Shares previously issued under the Company’s Amended 2010 Management Incentive Plan or the Company’s 2014 Equity Incentive Plan will lapse in full as of immediately before the Effective Time. As of the Effective Time, each such Share of restricted stock will be cancelled and converted automatically into the right to receive the Offer Price in cash, without interest and subject to any required withholding of taxes.

Accrued Dividends. In addition to the above payments, all accrued dividends and other distributions (including dividend equivalents) in respect of all Company equity-based incentive awards with a record date prior to the Effective Time which have been authorized by the Company and which remain unpaid at the Effective Time, will be paid by the Surviving Corporation.

For an estimate of the amounts that would become payable to each of the Company’s named executive officers on cancellation of their unvested equity-based awards, see “Quantification of Potential Payments to the Company’s Named Executive Officers” below. The Company estimates that the amount that would become payable to all of the Company’s current executive officers (which include each of the named executive officers included in the table under “Quantification of Potential Payments to the Company’s Named Executive Officers”) on cancellation of their unvested equity-based awards if the Offer closed and the Effective Time occurred on May 31, 2019, based on a price of $6.45 per Share, is approximately $1.44 million in the aggregate. The Company estimates that the aggregate amount that would become payable to all of the Company’s current non-employee directors on cancellation of their unvested equity-based awards if the Offer closed and the Effective Time occurred on May 31, 2019, based on a price of $6.45 per Share, is $159,779 in the aggregate.

In addition, if the Offer closes and the Effective Time occurs prior to the non-employee directors’ next annual equity grant (which is generally made in July), the non-employee directors will each receive a cash payment equivalent to the value of 3,000 Shares at the Effective Time. The Company estimates that the aggregate amount of such cash payments that would become payable to all of the Company’s current non-employee directors if the Offer closed and the Effective Time occurred on May 31, 2019 and prior to the non-employee directors’ next annual equity grant, based on a price of $6.45, is $135,450 in the aggregate.

Change of Control Agreements

The Company has entered into executive employment and non-competition agreements (“Employment Agreements”) and retention letter agreements (“Retention Agreements” and, collectively with the Employment Agreements, “Change of Control Agreements”) with each of the Company’s executive officers, Weldon Spangler, Nik Rupp and Victoria Tullett, that provide for certain payments and benefits in the event of a change of control of the Company. The Transactions constitute a change of control under the terms of the Change of Control Agreements. Accordingly, under the Retention Agreements, each executive will be eligible to receive the following payments and benefits upon the closing of the Transactions:

•	a retention payment equal to 50% of the executive’s then-current annual base salary; and

•	acceleration of vesting, deemed satisfaction of any performance requirements and termination of the Company’s repurchase rights with respect to all outstanding equity awards held by the executive.

In addition, under the Employment Agreements, each executive will be eligible to receive the following payments and benefits if the executive’s employment is (a) terminated in connection with the Transactions or (b) if within one year after the Transactions the executive’s employment is terminated by the Company without “Cause” or by the executive for “Good Reason” (as such terms are defined in the executive’s Employment Agreement):

•	the executive’s annual base salary through the date of termination;

•	an amount as separation pay equal to the executive’s annual base salary plus the executive’s target annual bonus for the year of termination;

•	an amount equal to the executive’s target annual bonus for the year of termination, pro-rated for the number of full months elapsed during the bonus year prior to the executive’s termination;

•	payment or reimbursement for the executive’s COBRA continuation coverage premiums for up to one year after the date of termination; and

•	any accrued but unpaid vacation pay or other benefits owed to the executive.

Payments for base salary through the date of termination will be paid on the Company’s normal payroll payment date. Payments for the separation pay and the pro-rated annual bonus will be paid in a lump sum on the

Company’s first regular payroll date following the 60th day after the date of the executive’s termination. If the executive’s employment terminates by reason of death or total disability, the executive (or the executive’s estate or beneficiary, as applicable, in the case of the executive’s death) will receive the executive’s annual base salary through the date of termination, the executive’s prorated annual bonus for the period of the calendar year for which the executive was employed, and any accrued but unpaid vacation pay.

The payments and benefits due to the executive on termination, as described above, which are not otherwise required by law are contingent on (a) execution by the executive (or his or her beneficiary or estate) of a fully effective and non-revocable general release of all claims against the Company and its affiliates and (b) the executive’s compliance with his or her obligations under the executive’s Employment Agreement, including restrictions against competition, solicitation and disclosure of confidential information.

The foregoing summary and description of the Change of Control Agreements does not purport to be complete and is qualified in its entirety by reference to the full text of the Change of Control Agreements, which are filed as Exhibits to this Schedule 14D-9 and are incorporated herein by reference.

For estimates of the value of the payments and benefits described above that would become payable to the named executive officers under the Change of Control Agreements if the Effective Time occurred on May 31, 2019 and the executives all experienced a qualifying termination of employment at such time, see “Quantification of Potential Payments to the Company’s Named Executive Officers” below. The Company estimates that the amount of payments and benefits described above that would become payable to all of the Company’s current executive officers under the Change of Control Agreements if the Effective Time were May 31, 2019 and they all experienced a qualifying termination of employment at such time would be approximately $4.14 million in the aggregate.

None of the Company’s executive officers are eligible for tax gross-up payments if any amounts paid or payable to the executive would be subject to the excise tax imposed on certain so-called “excess parachute payments” under Section 4999 of the Internal Revenue Code. Rather, the Employment Agreements include a “contingent cutback” provision such that, if the executive otherwise would be entitled to transaction-related payments and benefits (whether pursuant to the Employment Agreement or any other Company plan or agreement) that would be subject to the excise tax, then the amount of the payments and benefits will be reduced by the minimum amount necessary to prevent such payments and benefits from being subject to the excise tax, but only if the executive would be in a better after-tax position than if the executive received the full amount of the payments and benefits and paid the excise tax.

Agreements or Arrangements with Outside Directors

All non-employee directors and directors not affiliated with Lee Equity Partners, LLC hold Company stock options, Shares, or both, that were granted under the Company’s Amended 2010 Management Incentive Plan or the Company’s 2014 Equity Incentive Plan. The Company stock options and Shares held by these outside directors will generally be subject to the terms and conditions described above under “Effect of the Merger on Company Shares and Equity-Based Incentive Awards.”

Continuing Employee Benefits

As of the Effective Time and through December 31, 2019 (the “Continuation Period”), Parent will, or will cause the Surviving Corporation to, provide each employee of the Company or any of its subsidiaries immediately prior to the Effective Time (1) a base salary or hourly wage rate that is not less than that provided to such employee immediately prior to the Effective Time, (2) cash incentive pay opportunities for performance periods ending during the Continuation Period, including bonus and commission opportunities, but excluding equity and equity-based awards, that are not less favorable than those provided to such employee immediately prior to the Effective Time and (3) other compensation and employee benefits (excluding equity and equity-

based awards) that are, in the aggregate, no less favorable than those provided to such employee under the compensation and employee benefit plans, programs, policies, agreements, arrangements and practices of the Company and its subsidiaries in effect immediately prior to the Effective Time.

For all purposes (other than benefit accrual, except for paid time off and severance) under all employee benefit plans of Parent, the Surviving Corporation and their respective subsidiaries and affiliates providing benefits to any continuing employee after the Effective Time (the “New Plans”), each employee will receive full credit for such employee’s service with the Company and its subsidiaries before the Effective Time, to the same extent and for the same purposes as such employee was entitled, prior to the Effective Time, to credit for such service under the corresponding Company benefit plan (except to the extent such credit would result in a duplication of benefits). In addition, with respect to each New Plan that is a welfare benefit plan under applicable law, Parent and the Surviving Corporation will use commercially reasonable efforts to cause such New Plan to (1) waive all eligibility waiting periods, actively-at-work requirements, evidence of insurability requirements, pre-existing condition limitations and other exclusions and limitations regarding the employees and their spouses, domestic partners and dependents to the extent waived, satisfied or not included under the corresponding Company benefit plan and (2) recognize for each employee for purposes of applying annual deductible, co-payment and out-of-pocket maximums under such New Plan any deductible, co-payment and out-of-pocket expenses paid by such employee and his or her spouse, domestic partner and dependents under the corresponding Company benefit plan during the plan year of such Company benefit plan in which occurs the later of the Effective Time and the date on which such employee begins participating in such New Plan.

With respect to any earned but unused paid time off to which any continuing employee is entitled pursuant to the Company’s paid time off policy or individual agreement or other arrangement applicable to such employee immediately prior to the Effective Time, Parent will, or will cause the Surviving Corporation to, (1) allow such employee to use such earned paid time off and (2) if any such employee’s employment terminates during the Continuation Period under circumstances entitling the employee to severance pay, or as required by applicable law, pay the employee, in cash, an amount equal to the value of the earned and unused paid time off.

The foregoing summary of certain provisions of the Merger Agreement does not purport to be complete and is qualified in its entirety by the Merger Agreement, a copy of which is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

Quantification of Potential Payments to the Company’s Named Executive Officers

The information set forth in the table below is intended to comply with Item 402(t) of Regulation S-K, which requires disclosure of information about certain compensation for each of the Company’s named executive officers that is based on or otherwise relates to the Transactions and assumes, among other things, that the named executive officers will incur a severance-qualifying termination of employment immediately following completion of the Transactions. For additional details regarding the terms of the payments and benefits described below, see the discussion above.

The amounts indicated below are estimates based on multiple assumptions that may or may not actually occur or be accurate on the relevant date and do not reflect certain compensation actions that may occur before the closing of the Offer and completion of the Merger. For purposes of calculating the amounts below, the Company has assumed:

•	May 31, 2019 as the date of the closing of the Offer and occurrence of the Effective Time;

•	a termination of each named executive officer’s employment without Cause or as a result of the executive’s resignation for Good Reason immediately following the Effective Time; and

•	that the “contingent cutback” provision in the Employment Agreements described above will not apply to any of the named executive officers.

Golden Parachute Compensation

Name(1)	Cash ($)(2)	Equity ($)(3)	Perquisites/ Benefits ($)(4)	Total ($)
Weldon Spangler Chief Executive Officer	1,327,733	845,760	9,521	2,183,014
Nik Rupp Chief Financial Officer	699,564	307,507	14,025	1,021,096
Victoria Tullett Chief Legal Officer and Corporate Secretary	636,901	287,338	8,837	933,076

(1)

This table does not include former executive officer Mark Hutchens, who is not entitled to any compensation or benefits in connection with the Offer or the Merger, other than any interest he might have in his capacity as a stockholder of the Company.

(2)	The cash amount payable to the named executive officers consists of the following payment, which is payable on the closing of the Transactions (i.e., single trigger):

•	a retention payment equal to 50% of the named executive officer’s then-current annual base salary;

plus the following components, which are contingent on a qualifying termination of employment in connection with or within one year after the Transactions (i.e., double-trigger):

•	the named executive officer’s annual base salary through the date of termination;

•	an amount as separation pay equal to the named executive officer’s annual base salary plus the named executive officer’s target annual bonus for the year of termination;

•

an amount equal to the named executive officer’s target annual bonus for the year of termination, pro-rated for the number of full months during the bonus year prior to the named executive officer’s termination; and

•	any accrued but unpaid vacation pay or other benefits owed to the named executive officer.

The retention payment will be paid in a lump sum upon the closing of the Transactions. Payments for base salary through the date of termination would be paid on the Company’s normal payroll payment date. Payments for the separation pay and the pro-rated annual bonus would be paid in a lump sum on the Company’s first regular payroll date following the 60th day after the date of the named executive officer’s termination. The estimated amount of each component of the cash payment is set forth in the table below.

Name	Retention Payment ($)	Separation Payment ($)	Prorated Annual Bonus ($)
Weldon Spangler	265,547	929,413	132,773
Nik Rupp	161,438	484,313	53,813
Victoria Tullett	138,457	443,061	55,383

(3)

Immediately before the Effective Time, all outstanding stock options, whether or not then exercisable or vested, will be canceled and converted into the right to receive the excess of the Merger Consideration over the applicable per Share exercise price, multiplied by the aggregate number of Shares subject to each such Company stock option immediately before the Effective Time. In addition, all outstanding awards of restricted stock units will be vested in full as of immediately before the Effective Time (unearned performance-based awards of restricted stock units will be vested at the target level for such award) and will be canceled and converted into the right to receive the Merger Consideration. In addition, all Company repurchase rights will be waived with respect to Shares issued pursuant to restricted stock awards. Payments in respect of these equity awards are single-trigger payments triggered by the Transactions alone because Parent is not assuming or substituting these equity awards. The estimated value to be received by the named executive officers for outstanding unvested equity awards that will become vested in connection with the Merger, including the value of related dividends or dividend equivalents, is set forth in the table below and assumes a price of $6.45 per Share.

Name	Stock Options ($)	Restricted Stock ($)	Restricted Stock Units ($)	Accrued Dividends / Distributions ($)
Weldon Spangler	447,176	0	398,584	0
Nik Rupp	168,193	0	139,314	0
Victoria Tullett	130,293	97,305	59,740	0

(4)

If the named executive officer is entitled and timely and properly elects to continue coverage under the Company’s group health plans pursuant to COBRA, the Company will pay or reimburse the named executive officer for the same portion of the premium for such coverage that the Company was paying as of the termination date, for up to one year after the date of termination.

Exchange Act Section 16 Matters

Pursuant to the Merger Agreement, the Company has agreed to take such steps as may be reasonably required or advisable to cause dispositions of the Company’s equity securities (including derivative securities) pursuant to the Transactions by each individual who is a director or officer of the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Rule 14d-10 Matters

The Merger Agreement provides that, prior to the time at which Parent irrevocably accepts for payment all Shares validly tendered and not properly withdrawn pursuant to the Offer, the Compensation Committee of the Board, to the extent required, will take such steps to cause each employment compensation, severance or other employee benefit arrangement pursuant to which consideration is payable to any officer, director or employee who is a holder of any security of the Company to be approved by the Compensation Committee of the Board in accordance with the requirements of Rule 14d-10(d)(2) under the Exchange Act as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(1) under the Exchange Act and satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d) of the Exchange Act.

Indemnification and Exculpation of Directors and Officers

Under Section 145 of the DGCL, the Company has the power to indemnify its directors and officers against liabilities they may incur in such capacities. Section 145 of the DGCL provides that a corporation may indemnify any person, including an officer or director, who was or is, or is threatened to be made, a party to any threatened, pending or completed legal action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person was or is an officer, director, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such officer, director, employee or agent acted in good faith and in a manner such person reasonably believed to be in, or not opposed to, the corporation’s best interest and, for criminal proceedings, had no reasonable cause to believe that such person’s conduct was unlawful. A Delaware corporation may indemnify any person, including an officer or director, who was or is, or is threatened to be made, a party to any threatened, pending or contemplated action or suit by or in the right of such corporation, under the same conditions, except that such indemnification is limited to expenses (including attorneys’ fees) actually and reasonably incurred by such person, and except that no indemnification is permitted without judicial approval if such person is adjudged to be liable to such corporation. Where an officer or director of a corporation is successful, on the merits or otherwise, in the defense of any action, suit or proceeding referred to above, or any claim, issue or matter therein, the corporation must indemnify that person against the expenses (including attorneys’ fees) which such officer or director actually and reasonably incurred in connection therewith.

As permitted by the DGCL, the Company’s Fifth Amended and Restated Certificate of Incorporation (the “Charter”), includes a provision that eliminates the personal liability of its directors to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director to the fullest extent permitted by the DGCL. Reference is made to Section 102(b)(7) of the DGCL, which enables a corporation in its original certificate of incorporation or an amendment thereto to eliminate or limit the personal liability of a director for violations of the director’s fiduciary duty, except (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL, which provides for liability of directors for unlawful payments of dividends of unlawful stock purchase or redemptions or (iv) for any transaction from which a director derived an improper personal benefit.

As permitted by the DGCL, the Company’s Amended and Restated Bylaws (the “Bylaws”) provide that: (1) the Company is required to indemnify its directors and officers to the fullest extent permitted by applicable law, subject to certain limited exceptions; (2) the Company is required to advance expenses, as incurred, to its directors and officers in connection with a legal proceeding to the fullest extent not prohibited by applicable law, subject to certain limited exceptions; and (3) the rights conferred in the Company’s Bylaws are not exclusive.

The Company has entered into indemnification agreements with its directors to give such directors additional contractual assurances regarding the scope of the indemnification set forth in its Charter and Bylaws and to provide additional procedural protections. These agreements, among other things, require the Company to indemnify each director to the fullest extent permitted by Delaware law, including indemnification of expenses such as attorneys’ fees, judgments, fines and settlement amounts actually and reasonably incurred by the director or executive officer in any action or proceeding, including any action or proceeding by or in right of the Company, arising out of the person’s services as a director or executive officer. The foregoing summary and description of the Indemnification Agreements with the Company’s directors does not purport to be complete and is qualified in its entirety by reference to the full text of the Company’s forms of Indemnification Agreement, which are filed as Exhibits (e)(25) and (e)(26) to this Schedule 14D-9 and are incorporated herein by reference.

The Company has also obtained directors’ and officers’ liability insurance that provide coverage (i) to its directors and officers against loss arising from claims made by reason of breach of duty or other wrongful act and (ii) to the Company with respect to indemnification payments that it may make to such directors and officers.

The Merger Agreement provides that from and after the Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, in each case, to the fullest extent permitted under applicable law, indemnify and hold harmless, and advance expenses to, each individual who at the Effective Time is, or at any time prior to the Effective Time was, a director officer, employee, agent or fiduciary of the Company or of a subsidiary of the Company (each, an “Indemnitee” and, collectively, the “Indemnitees”) with respect to all claims, liabilities, losses, damages, judgments, fines, penalties, costs (including amounts paid in settlement or compromise) and expenses (including fees and expenses of legal counsel) in connection with any legal action (including as may be administrative or investigative), whenever asserted, based on or arising out of, in whole or in part, (1) the fact that an Indemnitee is or was a director, officer, employee, agent or fiduciary of the Company or any of its subsidiaries or was acting in such capacity or (2) acts or omissions by an Indemnitee in the Indemnitee’s capacity as a director, officer, employee or agent of the Company or any of its subsidiaries or taken at the request of the Company or any of its subsidiaries (including in connection with serving at the request of the

Company or such subsidiary as a representative of another person (including any employee benefit plan)), in each case, under clause (1) or (2), at, or at any time prior to, the Effective Time (including any legal action (including as may be administrative or investigative) relating in whole or in part to the Transactions or relating to enforcement of such provision in the Merger Agreement).

In addition, the Merger Agreement provides that from and after the Effective Time, the Surviving Corporation shall, and Parent will cause the Surviving Corporation to, in each case, to the fullest extent permitted under applicable law, assume all obligations of the Company and each subsidiary of the Company to the Indemnitees in respect of indemnification, advancement of expenses and exculpation of liabilities for acts or omissions occurring at or prior to the Effective Time as provided in the organizational documents of the Company or its subsidiaries as in effect on the date of the Merger Agreement or in any agreement in existence as of the date of the Merger Agreement providing for indemnification between the Company or any of its subsidiaries and any Indemnitee (such as the indemnification agreements discussed above).

Further, the Merger Agreement provides that for a period of six (6) years from and after the Effective Time, Parent will cause, unless otherwise required by law, the certificate of incorporation and bylaws of the Surviving Corporation to contain provisions no less favorable to the Indemnitees with respect to limitation of liabilities of directors and officers of the Company and indemnification than are set forth as of the date of the Merger Agreement in the Company’s Charter and Bylaws. The Merger Agreement also contains certain customary provisions regarding control of the defense and settlement of legal proceedings subject to such indemnification.

The Merger Agreement requires Parent and the Surviving Corporation to jointly and severally maintain in effect for at least six years after the Effective Time, the Company’s current policies of directors’ and officers’ liability insurance and fiduciary liability insurance on terms and scope with respect to coverage, and in amount, no less favorable to its covered individuals than those of such policies in effect on the date of the Merger Agreement, or policies, issued by a reputable insurer at least equivalent to the insurer of the Company’s current directors’ and officers’ liability and fiduciary liability insurance, of at least the same coverage and amounts containing terms and conditions that are no less advantageous with respect to claims arising out of or relating to events that occurred before or at the Effective Time (including in connection with the negotiation and execution of the Merger Agreement and the completion of the Transactions), so long as Parent and the Surviving Corporation are not required to pay an annual premium in excess of 300% of the last annual premium paid by the Company for such insurance before the date of the Merger Agreement. In lieu of the arrangements contemplated in the previous sentence, before the Effective Time, the Merger Agreement entitles the Company in consultation with Parent to, and at the request of Parent, the Company shall, purchase “tail” directors’ and officers’ liability and fiduciary liability insurance policies covering the matters described in the previous sentence and on like terms, scope and amount (and covering, without limitation, the Transactions) and, if the Company purchases such policies before the Effective Time, then Parent and the Surviving Corporation’s obligations under the previous sentence will be satisfied as long as Parent and the Surviving Corporation cause such policies to be maintained in effect for a period of six years following the Effective Time.

Second Amended and Restated Stockholders’ Agreement

The Company is party to that Second Amended and Restated Stockholders’ Agreement (the “Stockholders’ Agreement”) with LEP Papa Murphy’s Holdings, LLC (“Lee Equity”) and certain other stockholders.

The Stockholders’ Agreement provides for customary registration rights, including demand and short-form registration rights for Lee Equity and piggyback registration rights for such stockholders that are party to the Stockholders’ Agreement. The Company is not obligated to effect more than 10 demand registrations, more than one demand registration during any four-month period or any demand registration unless the aggregate gross proceeds expected to be received from the sale of securities are at least $10 million in any offering.

Lee Equity may assign all or any portion of its rights under the registration rights provisions of the Stockholders’ Agreement to its affiliates or any third party in connection with a sale by Lee Equity of 10% or more of the Company’s outstanding Shares.

The Stockholders’ Agreement additionally provides that certain stockholders and their affiliates are permitted to have, and may presently or in the future have, investments or other business relationships, ventures, agreements or arrangements with entities engaged in the same business as the Company and its subsidiaries other than through the Company and its subsidiaries, or that are or may be competitive with the Company and its subsidiaries, and that such stockholders and their affiliates will not be prohibited by virtue of their investment in the Company or any of its subsidiaries from pursuing and engaging in any such activities, and will not be obligated to inform the Company or certain additional stockholders of any such opportunity, relationship or investment.

The foregoing summary and description of the Stockholders’ Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Stockholders’ Agreement, which is filed as Exhibit (e)(27) to this Schedule 14D-9 and is incorporated herein by reference.

Stockholder’s Agreement with Lee Equity

The Company is party to a stockholder’s agreement with Lee Equity (the “LEP Stockholder’s Agreement”). The LEP Stockholder’s Agreement provides that so long as Lee Equity (or one or more of its affiliates, to the extent assigned thereto), individually or in the aggregate, owns (i) 20% or more of the voting power of the issued and outstanding Shares, Lee Equity will be entitled to designate two director nominees or (ii) 10% or more (but less than 20%) of the voting power of the issued and outstanding Shares, Lee Equity will be entitled to designate one director nominee, in each case, to serve on the Company’s Board at any meeting of stockholders at which directors are to be elected to the extent that Lee Equity does not have a director designee then serving on the Board. Lee Equity’s current director designees are Benjamin Hochberg and Yoo Jin Kim.

In furtherance of the Company’s Charter, the LEP Stockholder’s Agreement provides that Lee Equity and its affiliates have no obligation to offer the Company an opportunity to participate in business opportunities presented to Lee Equity or its affiliates, even if the opportunity is one that the Company might reasonably have pursued (and therefore may be free to compete with the Company in the same business or similar businesses), and that neither Lee Equity nor its affiliates will be liable to the Company or its stockholders for breach of any duty by reason of any of these activities unless, in the case of any person who is a director or officer of the Company, the business opportunity is expressly offered to the director or officer in writing solely in his or her capacity as an officer or director of the Company. Lee Equity, as part of a privately negotiated sale of 10% or more of its shares, may assign all or any portion of its rights under the LEP Stockholder’s Agreement to any transferee. The LEP Stockholder’s Agreement will terminate upon the written request of Lee Equity or at such time as Lee Equity owns less than 10% of the Shares.

For so long as Lee Equity owns 10% or more of the voting power of the outstanding Shares, Lee Equity will be granted access to some of the Company’s customary non-public information and members of the Company’s management team and shall have the ability to share this material non-public information with any potential purchaser of the Shares that executes an acceptable confidentiality agreement with the Company, which will involve a prohibition on trading on material non-public information.

The LEP Stockholder’s Agreement also obligated the Company to pay the costs and expenses included in connection with the preparation, negotiation, and execution of the LEP Stockholder’s Agreement and provides that Lee Equity will be reimbursed for its costs and expenses in connection with enforcing its rights and remedies under and pursuant to the LEP Stockholder’s Agreement.

The LEP Stockholder’s Agreement also provides that, so long as Lee Equity owns 25% or more of the voting power of the outstanding Shares, the following actions by the Company require the prior written approval of Lee Equity:

•

any issuance of the Company’s equity securities or the equity securities of any of the Company’s subsidiaries other than the granting of options or Shares to members of the Company’s management or the issuance of Shares in connection with the exercise of such options;

•	the declaration or payment of non-pro rata dividends or other non-pro rata distributions in respect of the Company’s capital stock or any non-pro rata repurchase of the Company’s equity securities;

•

incurrence of indebtedness for borrowed money (other than indebtedness incurred under the Company’s revolving credit facility existing as of the date of the LEP Stockholder’s Agreement or in connection with the refinancing of the Company’s then existing indebtedness) in excess of 4.5 times leverage;

•	entering into any change in control transaction;

•

any investment in, or the acquisition or disposition of, any assets or entity (other than investments in wholly owned subsidiaries) in each case, in excess of $25.0 million, or the entry into any material joint ventures, partnerships or similar arrangements;

•

any adoption of a new equity-based incentive plan, any increase in the maximum number of Shares available to participants in the Company’s existing equity-based incentive plans or a material change to the vesting schedule or the termination of any of the Company’s existing equity-based incentive plans;

•

any material increase in the salary of the Company’s Chief Executive Officer (other than for standard cost of living adjustments) and any material changes to the bonus structure applicable to the Company’s Chief Executive Officer as in effect as of the date of the LEP Stockholder’s Agreement;

•	specified amendments to the Company’s organizational documents in a manner that would be adverse to Lee Equity;

•	any material change to the Company’s business of being the owner and/or franchisor of stores and restaurants that sell or serve pizza and other food items; and

•	any change to the number of directors serving on the Company’s Board.

Lee Equity has the right to assign any of its governance rights to its affiliates or to a third party in connection with the sale by Lee Equity of 10% or more of the issued and outstanding Shares.

Lee Equity granted its consent to the Merger Transactions under the LEP Stockholder’s Agreement pursuant to a written consent dated April 10, 2019.

The foregoing summary and description of the LEP Stockholder’s Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the LEP Stockholder’s Agreement, which is filed as Exhibit (e)(28) to this Schedule 14D-9 and is incorporated herein by reference.

Cooperation Agreement with MFP Partners, L.P. and Misada Capital Holdings, LLC

On December 21, 2017, the Company, MFP Partners, L.P. (collectively with its affiliates and associates, “MFP”), Misada Capital Holdings, LLC (collectively with its affiliates and associates, “Misada”), Alexander C. Matina (the “MFP Designee”), and Noah A. Elbogen (the “Misada Designee” and together with the MFP Designee, the “Designees”) entered into a Cooperation Agreement.

Effective upon the execution of the Cooperation Agreement, the Board among other things, (i) expanded the size of the Board from nine members to ten members, (ii) appointed each of the MFP Designee and the Misada

Designee as Class I directors of the Board, and (iii) appointed the MFP Designee to the Compensation Committee of the Board and the Misada Designee to the Audit Committee of the Board, in each case, as provided for in the Cooperation Agreement.

Among other things, the Cooperation Agreement also provides that:

•

The Board will appoint at least one of the Designees to any new Board committee created during the term of the Cooperation Agreement, subject to any such appointee being qualified to serve on such new committee.

•	The Designees will be entitled to receive the same compensation as the Company’s other independent Board members.

•

The MFP Designee will immediately resign as a director, and MFP’s rights to designate a Board member shall terminate, if MFP ceases to beneficially own at least the lesser of (i) 10% or more of the Company’s then outstanding Shares, and (ii) 1,696,546 Shares (subject to adjustment for stock splits, reclassifications, combinations and similar adjustments).

•

The Misada Designee will immediately resign as a director, and Misada’s rights to designate a Board member shall terminate, if Misada ceases to beneficially own at least the lesser of (i) 5% or more of the Company’s then outstanding Shares, and (ii) 848,273 Shares (subject to adjustment for stock splits, reclassifications, combinations and similar adjustments).

•

MFP and Misada will each have the right to designate replacement candidates in the event that the MFP Designee or Misada Designee, as applicable, ceases to be a director during the term of the Cooperation Agreement, subject to certain terms and conditions.

•	The size of the Board will not exceed ten members without the consent of each of the Designees.

•

During the term of the Cooperation Agreement, each of MFP and Misada will be subject to customary standstill restrictions relating to share purchases (subject to a cap of 19.99% for MFP and 13% for Misada, which can be increased in either case by a majority vote of the Board), support of proxy contests and other activist campaigns, calling of special meetings, and related matters.

•

For a period of two years from the effective date of the Cooperation Agreement (the “Initial Voting Commitment Period”), each of MFP and Misada will vote all of its Shares at any and all annual or special meetings in accordance with the Board’s recommendations, subject to certain exceptions relating to extraordinary transactions and recommendations of Institutional Shareholder Services, Inc. and Glass Lewis & Co., LLC.

•

From the expiration of the Initial Voting Commitment Period until the termination of the Cooperation Agreement, each of MFP and Misada will vote all of its Shares in connection with any and all proposals related to director elections, removals or replacements in accordance with the Board’s recommendations.

•	Each party agrees not to disparage the other party, subject to certain exceptions.

•	Each party agrees not to sue the other party, subject to certain exceptions.

•

MFP and Misada each agrees to enter into a confidentiality agreement, in the form attached to the Cooperation Agreement as Exhibit E, prior to the disclosure of any material nonpublic regarding the Company to MFP or Misada by their respective Designees.

Any party may terminate the Cooperation Agreement by giving five business days’ advance notice to the other parties following the day after the Company’s 2019 annual meeting of stockholders, subject to certain exceptions.

The foregoing summary and description of the Cooperation Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Cooperation Agreement, which is filed as Exhibit (e)(29) to this Schedule 14D-9 and is incorporated herein by reference.

Side Letter with Lee Equity, MFP and Misada

In connection with the Cooperation Agreement, on December 21, 2017 the Company entered into a letter agreement with Lee Equity, MFP and Misada (the “Side Letter”). Among other things, the Side Letter provides that until the termination of the Cooperation Agreement, Lee Equity will vote all of its Shares in connection with any and all proposals related to director elections, removals or replacements in accordance with the recommendations of the Nominating and Corporate Governance Committee of the Board.

The foregoing summary and description of the Side Letter does not purport to be complete and is qualified in its entirety by reference to the full text of the Side Letter, which is filed as Exhibit (e)(30) to this Schedule 14D-9 and is incorporated herein by reference.

Item 4. The Solicitation or Recommendation.

Recommendation of the Board.

At a meeting held on April 10, 2019, after careful consideration, the Board, among other things, unanimously (i) determined that the Offer, the Merger and the other transactions contemplated by the Merger Agreement are fair to and in the best interests of the Company and its stockholders, (ii) approved the Merger Agreement and the transactions contemplated thereby and declared it advisable that the Company enter into the Merger Agreement and consummate the transactions contemplated thereby, including the Offer and the Merger, (iii) resolved that the Merger Agreement and the Merger be governed by and effected under Section 251(h) of the DGCL; (iv) recommended that the stockholders of the Company tender their Shares in the Offer; and (v) to the extent necessary, taking all actions necessary to have the effect of causing the Merger, the Merger Agreement, the Support Agreement (as defined below) and the transactions contemplated by the Merger Agreement and the Support Agreement not to be subject to any state takeover law or similar law, rule or regulation that might otherwise apply to the Merger or any such transaction, in each case, on the terms and subject to the conditions of the Merger Agreement.

Accordingly, and for the other reasons described in more detail below, the Board hereby unanimously recommends that the Company’s stockholders accept the Offer and tender their Shares in the Offer.

A copy of a press release issued by the Company and MTY, dated April 11, 2019, announcing entry into the Merger Agreement is filed as Exhibit (a)(5)(A) to this Schedule 14D-9 and is incorporated herein by reference.

Background of the Offer; Reasons for the Recommendation of the Board.

Background of the Offer

The following chronology summarizes the key meetings and events that led to the signing of the Merger Agreement. The following chronology does not purport to catalogue every conversation among the members of the Board, members of the Company’s management or the Company’s representatives and other parties.

The Board and the Company’s management team regularly evaluate and consider the Company’s operations, strategic direction and ongoing business plans with a view toward, among other things, strengthening its business and enhancing stockholder value. As part of these periodic evaluations, the Board has from time to time considered a variety of strategic and financial alternatives, including various financing initiatives, such as equity, debt or rights offerings, potential business combinations with other companies, divesting a portion of the business (including refranchising a portion of the Company’s company-owned stores) and selling the entire Company.

In connection with these periodic reviews, from time to time over the last several years, the Company has been approached by and engaged in informal communications with various third parties interested in strategic opportunities with the Company, regarding a potential sale of the Company.

During the late summer and early fall of 2018, the Board reviewed and analyzed the general status of the Company and its performance as well as various financing alternatives. In late August 2018, certain members of the Board and representatives of Lee Equity held preliminary discussions with a prospective financial advisor regarding potential strategic initiatives and financing options.

On September 9, 2018, the Board held a telephonic meeting at which the Board discussed forming a special committee of the Board to engage and assist management with identifying and evaluating alternatives regarding the Company’s existing credit facility and refinancing efforts.

On September 14, 2018, the non-employee directors of the Board, other than L. David Mounts, held a special meeting via teleconference and reviewed the current state of the business, various costs associated with operating as a public company, the time that management spends to comply with public company regulations and requirements, and the state of the market for restaurant companies, among other things. The Board discussed various strategic alternatives, and, among other things, potential reactions by the Company’s stakeholders and financial markets. The Board determined to continue discussions regarding strategic alternatives and to review potential financial advisors that could provide insight to the Board and assist the Board with its consideration of strategic alternatives for the Company. The Board unanimously approved the creation of a special committee of the Board composed of non-management directors Jean Birch, Noah Elbogen, Yoo Jin Kim, Alexander Matina and L. David Mounts (the “Special Committee”) to review (a) various potential strategic alternatives for the Company and (b) potential financial advisors to assist the Board in its consideration of potential strategic alternatives.

On September 29, 2018, certain members of the Board, including Jean Birch, Alexander Matina, L. David Mounts, Noah Elbogen and Yoo Jin Kim, invited representatives of North Point Advisors LLC (“North Point”), to present its capabilities, the state of the markets and the potential valuation of the Company, among other things, in connection with a potential engagement.

On October 3, 2018, the non-management directors of the Board held a telephonic meeting at which the Special Committee updated the Board regarding its consideration of potential financial advisors that could provide insight to the Board and assist the Board with its consideration of strategic alternatives for the Company. The Special Committee reported it had met with principals of North Point to review North Point’s credentials and capabilities. After discussing, the Board determined to pursue further discussions with North Point with respect to the potential engagement of North Point as a financial advisor to the Company.

On October 12, 2018, the Board held a telephonic meeting, at which representatives of management, North Point and Perkins Coie LLP, outside counsel for the Company (“Perkins Coie”) were in attendance. At the meeting, representatives of North Point reviewed the status of the financial markets generally (and the markets for mergers and acquisitions for quick service restaurants and franchise operations in particular), parties that might be interested in pursuing a strategic transaction with the Company and valuation matters. The Board reviewed and discussed the Company’s current status and various strategic alternatives, including a potential sale of the Company, to maximize stockholder value, and potential market and stakeholder reaction to such potential strategic alternatives. Perkins Coie advised the Board regarding its fiduciary duties related to a strategic alternative process. At the meeting, the Board (a) authorized the Company to explore strategic alternatives, including entering into discussions and or negotiations concerning a sale of the Company, (b) authorized the Special Committee to advise and assist management in connection with a strategic transaction and make a recommendation to the Board with respect to a strategic transaction and (c) selected North Point to act as its financial advisor in respect of a potential strategic transaction based on North Point’s qualifications, experience and expertise. The Board further approved the form, terms and provisions of the engagement letter with North Point and the execution and delivery thereof.

On October 17, 2018, the Board, along with members of management and representatives of North Point and Perkins Coie, held a telephonic meeting to discuss various strategic alternatives, including a potential sale process. At the meeting, representatives of North Point reviewed previously prepared materials and discussed North Point’s valuation analysis, focusing primarily on the Company’s expected adjusted earnings before interest expense, income taxes, depreciation and amortization. The Board discussed the Company’s current, stand-alone valuation, potential strategic alternatives, potential premiums that a strategic transaction may command, market trends for strategic transactions involving companies similar to the Company, and timing and disclosure issues.

On October 18, 2018, the Special Committee, along with members of management and representatives of North Point, held a telephonic meeting to discuss the strategic alternatives process, including a review of potential buyers and to review an auction bid process timeline.

On October 25, 2018, the Special Committee, along with members of management and representatives of North Point, held a telephonic meeting to discuss prospective buyers as well as process updates, including matters related to the upcoming November board meeting, preparation of a confidential information memorandum and “fireside chats”.

Between late October 2018 through February 2019, at the direction of the Special Committee, North Point contacted 211 potential bidders, including 163 financial institutions and 48 potential strategic buyers. North Point distributed to potential bidders that expressed interest in further evaluating a potential transaction, a preliminary “teaser” containing public information about the Company and its applicable business lines, and an accompanying form of non-disclosure agreement relating to a proposed negotiated transaction involving the Company. During that period, the Company negotiated and entered into non-disclosure agreements with 72 potentially interested bidders and provided those potential bidders with additional Company-related materials, including a confidential information memorandum.

The Company executed a non-disclosure agreement with an affiliate of MTY on October 30, 2018. Shortly thereafter, North Point provided MTY with a confidential information memorandum regarding the Company.

On November 1, 2018, the Special Committee held an in-person meeting in New York City. At the meeting, the Special Committee discussed the status of the auction bid process, including initial reactions from potential buyers, and process and timing for bids and management meetings.

On November 2, 2018, the Board held a regular, in-person meeting in New York City, which was also attended by certain members of management and representatives of North Point. At the meeting, in addition to routine matters, among other things, North Point provided an overview of the strategic alternatives process. The Board also discussed the possibility of making a public announcement with respect to a strategic alternatives process and potential public reaction to such an announcement.

On November 7, 2018, the Company issued a press release and held a conference call announcing its third quarter 2018 operating results and that it had initiated a process to explore strategic alternatives to maximize stockholder value, and that the Company had engaged North Point to act as its financial advisor to assist with the review. Following this announcement, the Company’s stock price increased to a high of $5.43 on November 8, 2018, up from a closing Share price of $4.41 on November 7, 2018, immediately prior to the announcement.

On November 8, 2018, the Special Committee held a telephonic meeting with members of management and representatives of North Point. North Point provided an auction bid process update, including a summary of ongoing workstreams, and reported on initial responses and reactions from potential bidders.

On November 15, 2018, the Special Committee held a telephonic meeting with members of management and representatives of North Point. North Point reviewed initial feedback from prospective bidders and provided an update on the auction bid process.

On November 19, 2018, at the direction of the Special Committee, North Point sent an auction bid process letter with instructions for the submission of initial indications of interest regarding the potential acquisition of the Company by December 4, 2018, to 57 potential bidders that continued to express interest in evaluating a potential transaction.

On November 21, 2018, the Special Committee held a telephonic meeting at which the Special Committee discussed ongoing workstreams, the auction bid process and timing.

Later on November 21, 2018, MTY submitted a preliminary, non-binding initial indication of interest of $7.25 per Share based solely on information available in the confidential information memorandum or information otherwise publicly available, which indication of interest was subject to due diligence and other conditions, including that the Company including that the Company agree to negotiate a potential corporate transaction with MTY on an exclusive basis for 60 days.

On November 26, 2018, the Special Committee held a telephonic meeting, which was also attended by members of management and representatives of North Point and Perkins Coie. During the meeting, representatives of North Point provided an update on the auction bid process, and reviewed discussions with potential acquirors, including MTY, as well as the preliminary terms proposed by MTY. Following this meeting, representatives of North Point, at the direction of the Special Committee, held a telephonic conference with representatives of National Bank Financial (“National Bank”), MTY’s financial advisor, regarding MTY’s initial indication of interest, noting that the Special Committee did not consider its bid to be preemptive of the auction bid process and declined to grant exclusivity at such time, but invited MTY to continue with management meetings and diligence work.

Between November 27 and November 30, 2018, North Point, along with Weldon Spangler, the Company’s Chief Executive Officer and Nik Rupp, the Company’s Chief Financial Officer, held “fireside chats” with 13 potential acquirors, including 11 prospective financial acquirors and two prospective strategic acquirors.

On November 29, 2018, the Special Committee held a telephonic meeting, which was also attended by members of management and representatives of North Point. At the meeting, the Special Committee discussed the ongoing management meetings which were being held with prospective acquirors.

Between December 4, 2018 and December 15, 2018, North Point received on behalf of the Company six additional non-binding indications of interest from both financial sponsors and strategic institutions for the acquisition of the entire Company at potential prices ranging from $5.20 to $6.50 per Share in cash (with the exception of one indication of interest for $6.00 per Share, which included a mix of cash and stock). A financial acquiror, which we refer to as “Company A,” submitted an initial indication of interest in the range of $5.65-$5.90.

On December 5, 2018, at the direction of the Special Committee, North Point granted MTY access to an electronic data room.

On December 6, 2018, the Special Committee held a call to discuss the preliminary indications of interest from prospective buyers as well as the timing and schedule for management presentations and possible additional bids.

On December 10, 2018, the Special Committee, together with members of management and representatives of North Point and Perkins Coie, held a telephonic meeting to review and discuss the five initial indications of interest that had been received at such time.

On December 11, 2018, at the direction of the Special Committee, North Point granted 6 other prospective bidders that showed continued interest in pursuing a corporate transaction with the Company access to the electronic data room.

On December 13, 2018, the Special Committee, together with representatives of North Point and Perkins Coie, held a separate meeting to continue discussions regarding the auction bid process. Representatives of North Point identified prospective additional potential strategic and financial acquirors with which North Point continued to have discussions regarding possible indications of interest.

On December 18, 2018, North Point sent to representatives of MTY a draft of the Company’s auction bid merger agreement.

During the months of December 2018 and January 2019, the Company held management meetings with seven potential acquirors, including MTY on December 12, 2018 and Company A on December 13, 2018. At the meetings, the Company’s management discussed the Company’s finances, strategy and results of operations. In addition, during this period, the remaining prospective acquirors continued to conduct due diligence, including participating in calls with management and reviewing materials made available by North Point in the data room.

On December 28, 2018, North Point posted a draft of the Company’s auction bid draft merger agreement in the data room.

On January 14, 2019, at the direction of the Special Committee and the Board, North Point distributed refresh auction bid process letters to six parties that remained interested in the transaction, including MTY and Company A. The process letter indicated a final bid submission deadline of 5:00 pm (Pacific Time) January 25, 2019.

On January 25, 2019, pursuant to the instructions set forth in the auction bid process letter, four potential acquirors submitted non-binding refresh bid proposals ranging from $4.00 to $6.10 per Share. A fifth potential acquiror submitted a verbal refresh bid reiterating its earlier indication of interest at $6.00 per Share as a mix of cash and stock shortly thereafter. Of the prior indications of interest, two potential acquirors passed on the opportunity to submit refreshed indications of interest. MTY proposed an all-cash purchase price of $6.10 per Share, without any financing condition. Company A proposed an all-cash purchase price of $5.64 per Share, and provided that the transaction would be funded with a mix of debt and equity. Two other potential acquirors submitted refresh bids of $6.00 per Share (no financing condition) and $4.00 per Share (expected debt financing), respectively. Each proposal was subject to the completion of additional due diligence. All sought exclusivity with respect to the auction bid process for periods ranging from 20-120 days.

On January 28, 2019, North Point discussed with MTY its $6.10 per Share bid, which had decreased following MTY’s completion of preliminary due diligence. North Point also discussed a possible counter proposal in light of the Company’s preliminary operating results for the fourth fiscal quarter of 2018, which had exceeded prior expectations as a result of increased adjusted earnings before interest, tax, depreciation and amortization and decreased net debt. That same day, at the direction of the Special Committee, North Point provided MTY with the Company’s preliminary operating results for the fourth fiscal quarter of 2018 and the full fiscal year of 2018. North Point asked that MTY increase the purchase price. National Bank indicated that it would discuss the proposal with MTY, reiterating MTY’s request for exclusivity with respect to the auction bid process.

On January 28, 2019, the Special Committee held a telephonic meeting, during which the Special Committee reviewed and discussed with members of management and representatives of North Point and Perkins Coie the refreshed indications of interests from the five potential acquirors. Representatives of North Point additionally reported feedback from the potential acquirors. The Special Committee discussed, among other things, the proposed purchase prices received in light of the Company’s operating results for the fourth fiscal quarter of 2018 and full fiscal year 2018. Following this discussion, the Special Committee instructed management to commence a pre-release of the Company’s operating results for the fourth fiscal quarter of 2018 and the full year of 2018.

On January 31, 2019, the Special Committee held a telephonic meeting, with members of management and representatives of North Point and Perkins Coie in attendance, to discuss the status of the Company’s auction bid process and communications with each potential acquiror that had provided a refreshed indication of interest, focusing in particular on discussions with MTY and the Company’s willingness to grant exclusivity to MTY with respect to the auction bid process if MTY were to raise its offer. The Special Committee discussed the offer, as well as other potential acquirors’ indications of interest, following which, the Special Committee directed North Point to provide the Company’s preliminary operating results for the fourth fiscal quarter of 2018 and the full fiscal year of 2018 to the other potential acquirors that had submitted a refreshed indication of interest. The committee also discussed the alternative of remaining an independent company in light of the offers received. At the meeting, the Special Committee determined to postpone any further consideration of any indication of interest until after the public pre-release of the Company’s operating results for the fourth fiscal quarter of 2018 and the full fiscal year of 2018. At the direction of the Special Committee, North Point provided the Company’s preliminary operating results to Company A and held a teleconference to discuss the same. North Point additionally provided the Company’s preliminary operating results to a third prospective bidder on February 1, 2019.

On February 4, 2019, the Company issued a press release containing its preliminary 2018 fourth quarter and fiscal year operating results, including improving sales trends and better-than-guidance performance. As of close of market on February 4, 2019, immediately prior to such announcement, the Company’s stock price was $4.74, and it increased to a high of $5.25 on February 5, 2019, following the public release of the Company’s preliminary operating results.

On February 5, 2019, Company A submitted a revised indication of interest, increasing Company A’s proposed purchase price by $1.00 per Share, to $6.64 per Share, following review of the Company’s preliminary operating results.

On February 7, 2019, the Special Committee held a telephonic meeting, at which members of management and representatives of North Point and Perkins Coie were in attendance. At the meeting, representatives of North Point reviewed the key terms of Company A’s revised indication of interest. At the meeting, the Special Committee reviewed and discussed Company A’s acquisition experience and financing capabilities and the viability of Company A’s revised indication of interest. Representatives of North Point provided an additional update on communications with each potential acquiror that submitted a refreshed indication of interest, including MTY. The Special Committee discussed the proposals of MTY and Company A, including whether to grant exclusivity with respect to the auction bid process to either MTY or Company A.

Following the Special Committee meeting, at the direction of the Special Committee, North Point shared with MTY and two other bidders, the current drafts of the Company’s year-end financial statements and Annual Report on Form 10-K and held a teleconference with National Bank to discuss the results. Each of MTY and Company A continued to review and discuss due diligence matters with the Company and North Point.

At the direction of the Special Committee, North Point held a call with National Bank on February 14, 2019, during which, North Point inquired as to MTY’s willingness to increase its offer price. In addition, North Point held a call with Company A to discuss Company A’s revised indication of interest.

On February 14, 2019, the Special Committee held a telephonic meeting, with members of management and representatives of North Point and Perkins Coie in attendance, to discuss the auction bid process. Representatives of North Point reported that, although MTY had previously verbally indicated its openness to increasing its proposed purchase price in exchange for exclusivity with respect to the auction bid process, an increased purchase price had not yet been confirmed in writing. North Point also provided an update on Company A’s progress, indicating that Company A had substantially completed its business due diligence. The Special Committee reviewed and discussed Company A’s financing capabilities and the status of its due diligence review compared to those of MTY.

On February 21, 2019, the Special Committee held a telephonic meeting with members of management and representatives of North Point and Perkins Coie to discuss the auction bid process, including communications with the two leading acquirors, MTY and Company A. North Point reported that MTY was expected to provide an updated indication of interest and a markup of the Company’s auction bid draft merger agreement, after which it would seek exclusivity with respect to the auction bid process. North Point reported that Company A had not yet procured financing for the proposed transaction but was nonetheless seeking exclusivity. The Special Committee discussed each of the indications of interest, including timing and exclusivity matters, as well as Company A’s financing efforts. Following the meeting of the Special Committee, North Point spoke with representatives of Company A regarding Company A’s status of business diligence, timing of a markup of the Company’s auction bid draft merger agreement, and efforts to secure financing, as well as Company A’s request to visit with management.

On February 25, 2019, MTY submitted a revised bid of $6.35 per Share, which remained not subject to any financing condition. It followed its revised bid with a markup of the Company’s auction bid draft merger agreement on February 26, 2019, prepared by Morrison & Foerster LLP, legal counsel for MTY (“Morrison & Foerster”).

On February 26, 2019, the Special Committee held a telephonic meeting with members of management and representatives of North Point and Perkins Coie to discuss the indication of interest proposed by the two leading potential acquirors, MTY and Company A. North Point reviewed the proposal offered by MTY, which included the proposed per Share price of $6.35. The Special Committee discussed MTY’s proposal, including the proposed purchase price of $6.35 per Share, as well as upcoming business due diligence meetings with Company A.

On February 27, 2019, members of the Company’s management met with representatives of Company A to discuss the auction bid process and to facilitate Company A’s ongoing due diligence. That same day, North Point held a teleconference with National Bank to discuss the auction bid process and MTY’s revised indication of interest, including a discussion of MTY’s ability and willingness to further increase its bid price per Share. National Bank informed North Point that MTY would be prepared to increase its proposed per Share price to $6.45, if the Company granted exclusivity to MTY with respect to the auction bid process.

On February 27, 2019, the Special Committee held a telephonic meeting, which was also attended by members of management and representatives of North Point and Perkins Coie, to discuss the indication of interest proposals by MTY and Company A. North Point informed the Special Committee that MTY had informed North Point that it would be prepared to increase its proposed per Share price to $6.45, and that it had already provided a markup of the Company’s auction bid draft merger agreement. Although Company A had proposed a higher per Share price of $6.64, it had not yet provided a mark-up of the auction bid draft merger agreement. The Special Committee discussed potential purchase price, status of due diligence efforts of MTY and Company A, the financing capabilities of Company A, the fact that Company A had not yet provided a markup of the Company’s auction bid draft merger agreement and the auction bid process generally.

On February 28, 2019, the Special Committee held a meeting via teleconference with members of management and representatives of North Point and Perkins Coie to review and discuss recent communications with MTY and Company A. North Point reported that MTY was remaining firm with respect to its proposed purchase price of $6.45 per Share. Company A had informed North Point that it intended to provide a markup of the Company’s auction bid draft merger agreement on March 4, 2019 and was pursuing potential debt financing arrangements.

On March 5, 2019, the Company received a markup of the Company’s auction bid draft merger agreement from Company A, which reaffirmed its proposed purchase price of $6.64 per Share, subject to obtaining debt financing. That same day, representatives of North Point held a telephonic meeting with National Bank to discuss MTY’s continued interest. National Bank affirmed MTY’s proposed purchase price of $6.45 per Share if the Company granted exclusivity with respect to the auction bid process.

On March 6, 2019, the Board held an in-person meeting, along with certain members of management and representatives of Perkins Coie and North Point. At the meeting, management of the Company provided an update on the Company’s final operating results for the fourth fiscal quarter of 2018 and for fiscal year-to-date

2019. In addition, the Board reviewed the key terms of the indications of interest submitted by each of MTY and Company A, including requests for exclusivity with respect to the auction bid process from each potential acquiror. The Board reviewed and discussed the history of MTY’s indications of interest, concerns over the capabilities of Company A to obtain debt financing, and the potential effects, if any, of the Company’s recent projected operating results for the first quarter of 2019, on the indications of interest of each of MTY and Company A. The Board also reviewed and discussed the markups of the Company’s auction bid draft merger agreement submitted by each of MTY and Company A, including the fact that Company A’s draft merger agreement contained a financing condition, left significant sections unmarked subject to further diligence and contained other terms that were less favorable than the terms offered by MTY, including, among other things, terms related to transaction certainty, termination rights, limitations on Company recourse in the event of termination by Company A, the amount of termination fee and expense reimbursement obligations in the event of termination by the Company and the ability of the Board to exercise its fiduciary duties in responding to competing proposals or intervening events. The Board also reviewed with Perkins Coie its fiduciary duties and discussed a number of items related to these duties, including a discussion of financial risks, transaction certainty, availability of financing, and the alternatives of a potential transaction with either MTY or Company A and remaining an independent company. The Board determined not to grant exclusivity to either MTY or Company A at that time, pending further negotiations.

Following the Board meeting, at the direction of the Board, representatives of North Point spoke with National Bank regarding MTY’s proposed purchase price, including a request that MTY increase its proposed purchase price in light of, among other things, a competing higher per Share offer. Following this conversation, MTY confirmed that it would not increase its proposed per Share purchase price and that $6.45 was its best and final offer.

On March 8, 2019, representatives of North Point held a telephonic conference with representatives of Company A to discuss the auction bid process and potential transaction terms, including transaction certainty matters and timing and progress of financing efforts. Company A reiterated its request for exclusivity with respect to the auction bid process in order to continue its effort to obtain debt financing.

On March 11, 2019, the Special Committee held a meeting via teleconference with members of management and representatives of North Point and Perkins Coie, at which the most recent indications of interest of MTY and Company A were discussed. The Special Committee discussed MTY’s proposal of $6.45 per Share and the status of its due diligence review, the draft merger agreement and potential exclusivity with respect to the auction bid process. Representatives of North Point reported to the Special Committee that, although Company A had provided a markup of the Company’s auction bid draft merger agreement, Company A, despite multiple requests from North Point, failed to produce written evidence of committed debt financing in an amount sufficient to consummate the transaction on the terms proposed by Company A and declined to expend more efforts to obtain debt financing commitments or otherwise participate in the auction bid process without first obtaining exclusivity with respect to the auction bid process. The Special Committee discussed among other things, its concerns regarding Company A’s financing capabilities and its markup of the auction draft merger agreement. The Special Committee also discussed various due diligence matters and the possibility of entering into, and terms of, an exclusivity arrangement with MTY.

On March 11, 2019, representatives of Perkins Coie contacted representatives of Morrison & Foerster to arrange an introductory call. The representatives of Perkins Coie also indicated that they would discuss an exclusivity agreement with representatives of Morrison & Foerster after the meetings between representatives of the Company and MTY, scheduled for March 14 and March 15.

On March 12, 2019, director and Special Committee member Yoo Jin Kim held a telephone conference call with representatives of Company A, discussing, among other things, the status of Company A’s financing efforts, including the fact that no prospective lender had received financial projections prepared by Company A or provided written indicative terms or a term sheet for any prospective debt financing. Mr. Kim and Company A also discussed Company A’s continued request for exclusivity with respect to the auction bid process and the seriousness of Company A’s concerns about proceeding further in the auction bid process without exclusivity.

On March 13, 2019, at the direction of the Special Committee, Perkins Coie shared with Morrison & Foerster a draft exclusivity letter should the parties decide to proceed with granting MTY exclusivity with respect to the auction bid process.

On March 14, 2019, the Company filed its Annual Report on Form 10-K for the fiscal year ended December 31, 2018 and reported its fourth fiscal quarter 2018 and full fiscal year financial results. In addition, on March 14, 2019, a representative of Perkins Coie sent to Morrison & Foerster a revised draft of the Merger Agreement.

On March 14, 2019, the Special Committee held a meeting via teleconference with members of management and representatives of North Point and Perkins Coie to discuss the indications of interest from MTY and Company A, as well as the status of its due diligence review and key legal issues in the draft merger agreement provided by MTY. Mr. Kim reported on his conversation with Company A, and the Special Committee determined that based in part on Mr. Kim’s discussions, Company A had not made notable progress in its financing efforts and there remained considerable uncertainty with respect to Company A’s financing capabilities and its ability to complete diligence in a timely manner. Representatives of North Point reported that Company A continued to maintain that it would not participate further in the auction process without obtaining exclusivity with respect to the auction bid process, and Mr. Kim confirmed his understanding of Company A’s position in this regard. The Board determined not to grant exclusivity to Company A at such time due to its concerns regarding Company A’s ability to finance the transaction at the $6.64 price per Share that it had proposed and concerns regarding Company A’s timing for the completion of due diligence.

On March 14 and 15, 2019, MTY’s Chief Executive Officer, Eric Lefebvre, visited the Company’s support center in Vancouver, Washington, to conduct business-level due diligence and meet with the Company’s management. The visit included a group meeting with the Company’s management as well as individual one-on-one meetings with each of Weldon Spangler, Chief Executive Officer, Victoria Tullett, Chief Legal Officer and Corporate Secretary; Nik Rupp, Chief Financial Officer, Laura Szeliga, Chief Marketing Officer and Stephanie Richmond, Vice President of Human Resources.

Between March 14 and March 21, 2019, Perkins Coie and Morrison & Foerster discussed and negotiated the terms of the Exclusivity Agreement between the Company and MTY.

On March 18, 2019, Mr. Lefebvre also had calls with two franchise owners to discuss business due diligence matters.

On March 19, 2019, the Special Committee, along with representatives of management, North Point and Perkins Coie, held a telephonic meeting at which the Special Committee reviewed and discussed the terms of the proposed Exclusivity Agreement that the Committee would recommend for the Board’s approval. Following this discussion, the Special Committee unanimously recommended that the Board approve and enter into an Exclusivity Agreement with MTY.

On March 19, 2019, the Board, together with members of management and representatives of North Point and Perkins Coie in attendance, held a telephonic meeting at which the Board discussed the current status of the auction bid process, focusing in particular on recent communications with MTY and Company A, each of which had indicated to North Point that it would not participate further in the Company’s auction bid process unless it obtained the exclusive right to negotiate a corporate transaction with the Company for a limited period of time. The Board discussed the current indication of interest of each of MTY and Company A, the failure of Company A after repeated requests to produce evidence of debt financing, and the status of the due diligence review of each of MTY and Company A. The Board reviewed and discussed the terms of the draft Exclusivity Agreement proposed by MTY. The Board further reviewed and discussed its fiduciary duties in the context of considering whether to enter into the Exclusivity Agreement, including a discussion of financial risks, transaction certainty, availability of financing, and the alternatives of a potential transaction with either MTY or Company A and remaining an independent company. The Board additionally discussed the Company’s operating results for 2019 fiscal year-to-date, forecasts for the first fiscal quarter of 2019 and related concerns. The Board also discussed North Point’s valuation analysis with respect to a transaction with MTY, in particular, regarding the Company’s standalone valuation, the premiums to the Company’s current and historical stock prices represented by MTY’s proposed purchase price per Share, market trends and other valuation considerations, and related concerns. Following this discussion, the Board unanimously approved the entry into an Exclusivity Agreement with MTY that would grant exclusivity with respect to the auction bid process for a limited period of time, subject to the negotiation of specific terms.

On March 21, 2019, the Special Committee held a telephonic meeting with members of management and representatives of North Point and Perkins Coie. At the meeting, the Special Committee unanimously recommended that the Board approve the form of and the terms of the Exclusivity Agreement, which granted exclusivity to negotiate a corporate transaction with the Company to MTY for 30 days.

On March 22, 2019, the Board approved by written consent entry into the Exclusivity Agreement, granting exclusivity to negotiate a corporate transaction with the Company to MTY for a period of 30 days following execution of the Exclusivity Agreement. Later that same day, the Exclusivity Agreement was executed by both the Company and MTY, thereby granting MTY exclusivity and restricting the Company’s ability to solicit specified takeover proposals until April 21, 2019.

From March 22, 2019 through April 10, 2019, the Company’s management and financial and legal advisors had numerous communications and held in-person meetings with MTY and its respective advisors regarding business, financial, accounting, legal, tax, human resources, intellectual property, commercial operations, insurance, employee benefits, antitrust and other matters. MTY additionally held due diligence calls with members of management. During this time, Perkins Coie continued to exchange and negotiate drafts of the Merger Agreement and related transaction documents, including the Support Agreement and Guarantee, with Morrison & Foerster.

On April 4, 2019, the Special Committee held a telephonic meeting, which was also attended by members of management and representatives of North Point and Perkins Coie. Perkins Coie reported on the status of negotiations with MTY’s legal counsel of the contemplated Merger Agreement and related schedules, the contemplated guarantee and the contemplated support agreement. Perkins Coie reviewed with the Special Committee the proposed terms of each of these agreements, including key terms of each that were still under negotiation. The Special Committee discussed the Company’s projected operating results for the first fiscal quarter of 2019, and future projections, focusing on recent trends and related concerns, as well as the key terms of the agreements.

In the morning on April 10, 2019, the Board held a meeting to review and consider the final proposed terms of the Merger Agreement. Members of the Company’s management and representatives of North Point and Perkins Coie were also in attendance. Company management, North Point and Perkins Coie reviewed the negotiating history with MTY and other bidders, and the Board discussed these negotiations, including a discussion of financing arrangements and contingencies required with respect to Company A’s proposal. Following this discussion, representatives of Perkins Coie reviewed with the Board the terms of the proposed Merger Agreement, including its financial terms and termination fee provisions, and highlighted, among other things, the structure of the proposed transaction. Representatives of Perkins Coie additionally reviewed with the Board its fiduciary duties in the circumstances of considering a potential sale of the Company. North Point then presented its financial analyses in connection with its evaluation of the consideration to be received by the holders of outstanding Shares in the Offer and the Merger. North Point also rendered an oral opinion, subsequently confirmed in writing, to the effect that, as of April 10, 2019, and based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations upon the scope of the review undertaken by North Point as set forth in its written opinion, the consideration to be received by the holders of outstanding Shares pursuant to the Merger Agreement was fair, from a financial point of view, to such holders.

Following this discussion, the Special Committee reported that the Special Committee had reviewed and discussed the terms and conditions of the draft Merger Agreement, as well as the current status of the Company’s auction bid process and related matters and that, as a result of this review and discussion, the Special Committee recommended that the Board adopt and approve the proposed Merger Agreement and approve the merger contemplated by the Merger Agreement, in substantially the form presented to the Board. Following discussion by the Board, the Board then unanimously adopted and approved the Merger Agreement and the transactions contemplated thereby (see “Item 4—The Solicitation or Recommendation—Recommendation of the Board” above regarding the resolutions approved by the Board and see “Item 4—The Solicitation or Recommendation— Background of the Offer; Reasons for the Recommendation of the Board—Reasons for the Recommendation of the Board” below for additional information regarding the factors considered by the Board in coming to its decision).

On April 10, 2019, Lee Equity approved by written consent, pursuant to the LEP Stockholder’s Agreement, the entry of the Merger Agreement and completion of the Transactions.

Following the meeting of the Board, the Company, MTY and their respective advisors finalized and executed the Merger Agreement and the related transaction documents in the afternoon of April 10, 2019. On April 11, 2019, before market open on the Nasdaq Stock Market, the Company and MTY issued a joint press release announcing the execution of the Merger Agreement. The closing price of the Company’s common stock on April 10, 2019 was $4.89 per Share and increased to a high of $6.44 per Share on April 11, 2019, following the announcement of the Transactions.

Reasons for the Recommendation of the Board

The Board carefully considered the Offer and the Transactions, including the Merger, consulted with the Company’s management and its financial and legal advisors, and took into account numerous factors, including, but not limited to, the information and factors listed below. The Board has unanimously determined that the terms of the Merger Agreement and the Transactions, including the Merger, are fair to, advisable and in the best interests of, the Company and its stockholders, approved the Merger Agreement and the Transactions (including the execution, delivery and performance thereof), declared it advisable that the Company enter into the Merger Agreement and complete the Transactions in accordance with the DGCL, and resolved to recommend that the Company’s stockholders accept the Offer and tender their Shares in the Offer, after carefully considering numerous factors and information, including the following material factors and information:

•

The Offer Price to be paid by Merger Sub would provide the Company’s stockholders with the opportunity to receive a significant premium over the market price of the Shares. The Board reviewed the historical market prices and trading information with respect to the Shares, including the fact that the Offer Price represents a premium of:

•	approximately 31.9% to the Company’s closing share price on April 10, 2019, prior to the announcement of the transactions;

•	approximately 23.1% to the Company’s closing share price of $5.24 as of April 2, 2019 and approximately 28.2% to the volume weighted average share price for the one week prior to April 9, 2019;

•	approximately 11.4% to the Company’s closing share price of $5.79 as of March 8, 2019 and approximately 15.0% to the volume weighted average share price for the one month prior to April 9, 2019;

•	approximately 23.3% to the Company’s closing share price of $5.23 as of February 8, 2019 and approximately 15.9% to the volume weighted average share price for the two months prior to April 9, 2019;

•

approximately 25.2% to the Company’s closing share price of $5.15 as of January 8, 2019 and approximately 20.3% to the volume weighted average share price for the three months prior to April 9, 2019; and

•

approximately 46.3% to the unaffected closing share price on November 7, 2018, prior to the announcement by the Company that it was conducting a process to explore and evaluate strategic alternatives to maximize stockholder value and that it had engaged a financial advisor to assist with the review.

•

The fact that the form of consideration to be paid in the Offer and the Merger is cash, which provides certainty of value and immediate liquidity to the Company’s stockholders and does not expose them to future risks related to the business or the financial markets generally.

•

The Board’s belief, after a comprehensive exploration of strategic and financial alternatives (including various financing alternatives, such as establishing a new credit facility or extending the current credit facility, raising funds to pay down debt and continued refranchising of Company stores) reasonably available to the Company, the outcome of the auction process during which over 211 potential bidders (including both financial sponsors and strategic institutions) were contacted, the financial prospects of the Company and the execution risk associated with a stand-alone strategy for the Company, in each case, taking into account the potential benefits, risks and uncertainties associated with those other opportunities, that the completion of the Offer and the completion of the Transactions represent the Company’s best reasonably available prospect for maximizing stockholder value.

•	The Board’s belief that the proposal offered by MTY was more favorable overall than the proposal offered by Company A, for the following reasons:

•

MTY’s proposal did not include any conditions, covenants or risks of delay as a result of any required financing, whereas the proposal offered by Company A was conditioned upon debt financing, which was not committed, notwithstanding Company A’s request for exclusivity with respect to the auction bid process. As a result, given its concerns related to Company A’s ability to obtain debt financing in a timely manner, or at all, the Board believed that Company A’s proposal was subject to a high degree of uncertainty with respect to (i) timing of entering into a definitive agreement, (ii) the final price to be offered and (iii) whether a transaction could be completed at all.

•

The Board’s belief that Company A’s mark-up of the auction draft merger agreement contained additional unfavorable terms compared to MTY’s mark-up, including, among other things, that (i) Company A rejected the ability of the Board to change its recommendation if required by the Board fiduciary duties in connection with an intervening event, (ii) Company A’s mark-up provided for a reverse break-up fee equal to 4.5% of equity value, which would be the Company’s sole recourse against Company A upon termination of the merger agreement (except for actual fraud), (iii) Company A’s markup provided that in addition to a termination fee equal to 4.0% of the Company’s equity value, the Company would be required to reimburse Company A up to $2 million in certain circumstances involving the termination of the merger agreement where a termination fee might not otherwise be due, whereas MTY’s mark-up did not contain a provision regarding expense reimbursement.

•

In its markup of the auction draft merger agreement, Company A reserved comment on a number of sections as subject to diligence or further discussion, including all representations and warranties, indicating that Company A would require significantly more time than MTY to complete diligence and enter into the merger agreement.

•	The Board’s belief that, based on negotiations and discussions with MTY, the Offer Price represented the highest price MTY was willing to pay.

•

The Board’s conclusion that the Merger Agreement (i) was the product of arm’s length negotiations, (ii) contained terms and conditions that were favorable to the Company and (iii) was the result of a competitive solicitation process.

•

The Company’s current and historical business, financial condition, results of operations and competitive position as well as the Company’s long-term business plan and prospects if it were to remain an independent, stand-alone public company, including the prospective risks to the Company in such circumstances such as with respect to the uncertainties of successfully implementing new business initiatives and operational improvements necessary to achieve its long-term business plans, and other risks relating to conducting the business, and the potential impact of those factors on the future trading price of the Shares.

•

The written opinion of North Point to the effect that, as of April 10, 2019, and based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations of the review undertaken by North Point as set forth in its opinion, the consideration to be received by the holders of the Shares pursuant to the Merger Agreement was fair from a financial point of view, to such holders of the Shares. The full text of North Point’s written opinion is attached hereto as Annex A. For further discussion of the North Point opinion, see “Item 4—The Solicitation or Recommendation—Opinion of the Company’s Financial Advisor” below.

•

The Board considered the structure of the transaction as a two-step transaction under Section 251(h) of the DGCL, which potentially enables the stockholders to receive the Offer Price pursuant to the Offer in a relatively short time frame, followed promptly by the Merger in which the Company’s stockholders who do not tender in the Offer will receive the same cash price as is paid in the Offer, and that such relatively short timeframe would be expected to reduce the uncertainty and potential disruption to the Company’s business pending closing.

•	The likelihood that the Offer and the Merger would be completed, including:

•	Merger Sub is required, subject to certain exceptions, to extend the period of the Offer in various circumstances.

•	The conditions to the Offer and the Merger are specific and limited, including the absence of a financing condition.

•	The Transactions are likely to be completed if a sufficient number of Shares are tendered in the Offer.

•	The likelihood of there being no significant antitrust or other regulatory impediments.

•	The business reputation and capabilities of MTY and its management and the substantial financial resources of MTY and, by extension, Parent and Merger Sub.

•	The outside date under the Merger Agreement on which either party, subject to specified exceptions, can terminate the Merger Agreement allows for sufficient time to complete the Transactions.

•

The Company’s ability, under various circumstances pursuant to the Merger Agreement, to seek specific performance to prevent breaches of the Merger Agreement and to specifically enforce the terms of the Merger Agreement.

•

The Company’s ability, in specified circumstances, to furnish information to third parties making unsolicited acquisition proposals and to engage in discussions and negotiations with such third parties, along with the Board’s ability, in specified circumstances, to withdraw or change its recommendation in favor of the Offer in response to a superior proposal or an intervening event or to terminate the Merger Agreement in order to enter into an acquisition agreement relating to a superior proposal as determined by the Board in connection with carrying out its fiduciary duties, in each case, subject to the terms of the Merger Agreement and the Company paying Parent a termination fee (the “Termination Fee”) of $5,700,694.63 prior to or concurrently with the termination.

•

The Board’s belief that the applicable Termination Fee payable to Parent in the circumstances described above was reasonable and customary in the context of termination fees payable in comparable transactions and in light of the overall terms of the Merger Agreement, and would not preclude or unreasonably deter another party from making a competing acquisition proposal with regard to the Company following the announcement of the Merger Agreement and the Transactions.

•	The Board also weighed the factors described above against other factors and potential risks associated with entering into the Merger Agreement, including among other things, the following:

•

The availability of statutory appraisal rights under Delaware law for the holders of Shares who do not tender their Shares in the Offer and who otherwise comply with the required procedures under Delaware law. See “Item 8—Additional Information—Appraisal Rights” below.

•

The Company’s current stockholders would not have the opportunity to participate in any possible growth and profits of the Company following the completion of the Transactions, including pursuant to the Company’s potential business initiatives.

•

The costs involved in connection with entering into and completing the Transactions process and related actions, the time and effort of the Company’s management and other employees required to complete the Transactions process and the related actions, and the related disruptions or potential disruptions to the Company’s business operations and future prospects, including its relationships with its employees, franchisees, customers, suppliers, partners and others that do business or may do business in the future with the Company.

•	The potential stockholder and other lawsuits that may be filed in connection with the Merger Agreement and the contemplated Transactions.

•	The risk that the proposed Transactions might not be completed and the effects of the resulting public announcement of termination of the Merger Agreement on:

•

The trading price of the Shares, which could be affected by many factors, including: (i) the reason for which the Merger Agreement was terminated and whether a termination results from factors adversely affecting the Company; (ii) the possibility that the marketplace would consider the Company to be a less attractive acquisition candidate going forward; and (iii) the possible sale of Shares by short-term investors following the announcement of termination of the Merger Agreement.

•

The Company’s operating results and financial condition, particularly in light of the costs incurred in connection with the Transactions, including the potential requirement of the Company to pay a Termination Fee to Parent.

•	The ability to attract and retain key personnel and other employees.

•	Relationships with the Company’s employees, franchisees, customers, suppliers, partners and others that do business or may do business in the future with the Company.

•	There is no assurance that all conditions to the parties’ obligations, including with respect to required antitrust approvals, to complete the Offer or the Merger will be satisfied.

•

The fact that the Company’s executive officers and directors may have interests in the Transactions that are different from, or in addition to, those of the Company’s other stockholders. For a further discussion of such potential conflicts of interest, see “Item 3—Past Contacts, Transactions, Negotiations and Agreements.”

•

The terms of the Merger Agreement, including (i) the operational restrictions imposed on the Company between signing and closing (which may delay or prevent the Company from further implementing business plans or undertaking business opportunities that may arise pending the completion of the transaction or any other action the Company would otherwise take with respect to the operations of the Company absent the completion of the Offer and the Merger) and (ii) the Termination Fee that could become payable by the Company if the Merger Agreement is terminated under specified circumstances, including, among other things, if the Company enters into an acquisition agreement in connection with a superior proposal.

•	The restrictions on soliciting competing proposals.

•	The fact that the cash consideration paid in the Offer and the Merger would be taxable to the Company’s stockholders that are U.S. holders for U.S. federal income tax purposes.

The Board believed that, overall, the potential benefits of the Merger Agreement and the Transactions (including the Offer and the Merger) to the Company’s stockholders outweighed the risks and uncertainties of the Merger Agreement and the Transactions (including the Offer and the Merger).

Accordingly, in light of the information and factors described above, among other things, the Board unanimously determined that the Offer, is fair to, advisable and in the best interests of, the Company and its stockholders, and unanimously recommends that the Company’s stockholders accept the Offer and tender their Shares to Merger Sub in the Offer.

The foregoing discussion of information and factors considered by the Board is not intended to be exhaustive but includes the material information and factors and analyses considered by the Board in reaching its recommendation. Due to the variety of information and factors considered in connection with its evaluation of the Offer and the Merger, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific information and factors considered in reaching its determinations and recommendation but instead considered the totality of the information and factors involved. Moreover, each member of the Board applied his or her own individual judgment to the process and may have given different weight to different information and factors. In arriving at its recommendation, the Board was aware of the interests of the Company’s executive officers, directors and affiliates as described in the section entitled “Item 3—Past Contacts, Transactions, Negotiations and Agreements.”

Opinion of the Company’s Financial Advisor.

The Board retained North Point to provide it with financial advisory services and a financial opinion in connection with the possible sale of the Company. The Board selected North Point to act as the Company’s financial advisor based on North Point’s qualifications, expertise and reputation, its knowledge of and involvement in recent transactions in the quick service restaurants (“QSR”) industry, and its knowledge and understanding of the Company business and affairs. At the meeting of the Board on April 10, 2019, North Point rendered to the Board its oral opinion, that as of April 10, 2019, confirmed by delivery of its written opinion dated the same date that, as of that date and based on and subject to the assumptions made, procedures followed, factors considered and qualifications and limitations on the scope of review undertaken by North Point, the consideration to be received by the holders of shares of the Company’s common stock, pursuant to the Merger Agreement, was fair from a financial point of view to such stockholders.

The full text of the written opinion of North Point, dated as of April 10, 2019, is attached to this Schedule 14D-9 as Annex A and is incorporated by reference in this Schedule 14D-9 in its entirety. You are encouraged to read the opinion in its entirety for a discussion of the assumptions made, procedures followed, matters considered and qualifications and limitations upon the scope of the review undertaken by North Point in rendering its opinion. North Point’s opinion was directed to the Board, in its capacity as such, and addresses only the fairness from a financial point of view of the consideration to be received by the holders of shares of the Company’s common stock, pursuant to the Merger Agreement and as of the date of the opinion. It did not address any other aspects or implications of the Offer and the Merger and does not constitute an opinion or a recommendation as to how the stockholders of the Company should act or vote in connection with any of the transactions contemplated by the Merger Agreement, including, without limitation, as to whether the stockholders of the Company should tender their shares in the Offer or how any stockholder should vote or act in connection with any other matter. The summary of the opinion of North Point set forth below is qualified in its entirety by reference to the full text of the opinion.

In arriving at its opinion, North Point, among other things:

•	Reviewed and analyzed the terms of the draft Agreement and Plan of Merger dated April 8, 2019;

•	Reviewed and analyzed certain financial and other data with respect to the Company, which were publicly available;

•

Reviewed and analyzed certain information, including financial statements and financial forecasts, relating to the business, earnings, cash flow, assets, liabilities, projected operations and prospects of the Company, that were furnished to it by the Company;

•	Held discussions with members of the board, senior management, and representatives of the Company concerning the matters described above, as well as its business and prospects on a stand-alone basis;

•	Reviewed the current and historical reported prices and trading activity of certain publicly traded companies deemed by it to be comparable to the Company; and

•	Reviewed the terms, to the extent publicly available, of certain business combination transactions that it deemed relevant.

Summary of Financial Analyses

The following is a summary of the material financial analyses prepared and reviewed with the Board in connection with North Point’s opinion. The summary set forth below does not purport to be a complete description of the financial analyses performed or factors considered by, or underlying the opinion of, North Point, nor does the order of the financial analyses described represent the relative importance or weight given to those financial analyses by North Point. North Point may have deemed various assumptions more or less probable than other assumptions, so the reference ranges resulting from any particular portion of the analyses summarized below should not be taken to be North Point’s view of the actual value of the Company. Some of the summaries of the financial analyses set forth below include information presented in tabular format. In order to fully understand the financial analyses, the tables must be read together with the accompanying explanatory text to each table, as the tables alone do not constitute a complete description of the financial analyses performed by North Point. Considering the data in the tables below without considering all financial analyses or factors or the full narrative description of such analyses or factors, including the methodologies and assumptions underlying such analyses or factors, could create a misleading or incomplete view of the processes underlying North Point’s financial analyses and its opinion. In performing its analyses, North Point made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of the Company or any other parties to the Offer and Merger. None of the Company, Merger Sub, Parent or North Point or any other person assumes responsibility if future results are materially different from those discussed. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth below. In addition, analyses relating to the value of the Company do not purport to be appraisals or reflect the prices at which the Company may actually be sold. Accordingly, the assumptions and estimates used in, and the results derived from, the financial analyses are inherently subject to substantial uncertainty. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before April 9, 2019 (the last trading day before the Fairness Opinion was delivered to the Board) and is not necessarily indicative of current market conditions.

Financial Analyses

North Point performed the following financial analyses in connection with rendering its opinion to the Board:

•	historical stock trading analysis;

•	comparable public trading multiple analysis;

•	comparable precedent transaction analysis;

•	premiums paid analysis;

•	discounted cash flows analysis; and

•	illustrative leveraged buyout scenario analysis.

Each of these analyses is summarized below.

Historical Stock Trading Analysis

North Point reviewed the historical price range for the Company’s common stock at one week, six months, and one year prior to April 9, 2019. This analysis indicated that the $6.45 price falls above the high end of each of the one month equity value range, the six month equity value range, and the 12 month equity value range.

The range of high and low prices of the Company’s common stock for the periods reviewed are set forth below:

Period Ended April 9, 2019	Range of Prices
Last 1 Month	$4.93–$6.20
Last 6 Months	$4.28–$6.20
Last 12 Months	$4.28–$6.20

Comparable Public Trading Multiple Analysis

North Point performed a comparable companies analysis, which attempts to provide an implied value of a company by comparing selected historical financial data of the Company and estimated financial data of the Company based on projections provided by the Company’s management against corresponding financial data for similar publicly traded companies in the restaurant industry (defined as (i) restaurant companies deemed comparable to the Company with an enterprise value of less than $5 billion and (ii) restaurant companies with inconsistent performance). North Point selected the following publicly traded companies in the restaurant industry that North Point, based on its experience and professional judgment, deemed relevant to consider in relation to the Company based on information obtained by searching SEC filings, public company disclosures, press releases, equity research reports, industry and press reports, databases and other sources:

Franchised Restaurants Under $5 Billion Enterprise Value

•	Del Taco Restaurants, Inc.

•	Denny’s Corporation

•	Dine Brands Global, Inc.

•	El Pollo Loco Holdings, Inc.

•	Famous Dave’s of America, Inc.

•	Jack in the Box, Inc.

•	Papa John’s International, Inc.

•	Wingstop Inc.

Restaurants with inconsistent performance

•	Famous Dave’s of America, Inc.

•	Fiesta Restaurant Group, Inc.

•	J. Alexander’s Holdings, Inc.

•	Kona Grill, Inc.

•	Potbelly Corporation

•	Red Robin Gourmet Burgers, Inc.

Although most of the selected companies are not directly comparable to the Company, and most are substantially larger than the Company, the companies included were chosen because they are publicly traded companies with operations that for purposes of analysis may be considered similar to the Company operations.

North Point calculated various financial multiples for such comparable companies based on the ratio of such companies’ operating data (obtained from SEC filings and Capital IQ (a data provider and affiliate of S&P Global Market Intelligence) estimates as of April 9, 2019) to the equity value per share of such companies. North Point reviewed the maximum, average, median, and low statistics for the comparable companies’ grouping to determine appropriate high and low multiples for each statistic.

North Point then compared the range of the first to third quartiles of such multiples with the multiples obtained for the Company. The Company multiples were calculated based on the ratio of the Company’s operating data (provided by the Company’s management) to an implied enterprise value of $190.0 million (based on the $6.45 per share Offer Price and Merger Consideration) and then taking into account the Company estimated net debt of $77.4 million. With respect to the comparable companies, North Point calculated:

•	enterprise value (which is the market value of common equity plus the book value of debt, less cash) as a multiple of 2018 revenue and consensus estimates for 2019 revenue;

•	enterprise value as a multiple of 2018 earnings before interest, taxes and depreciation and amortization (also referred to as “EBITDA”) and consensus estimates for 2019 EBITDA; and

•	equity value per share as a multiple of 2018 fully diluted earnings per share and consensus estimates for 2019 earnings per share.

The table below shows the results of North Point’s analyses of the selected comparable companies with respect to franchised restaurants with under $5 billion enterprise value.

	2018 Enterprise Value			2019 Enterprise Value (est.)
	Rev.	EBITDA	P/E	Rev.	EBITDA	P/E
Del Taco Restaurants, Inc.	1.1x	8.6x	20.1x	1.1x	8.4x	20.3x
Denny’s Corporation	2.2x	13.6x	33.6x	2.6x	14.3x	27.1x
Dine Brands Global, Inc.	3.7x	14.0x	22.6x	3.2x	10.9x	13.1x
El Pollo Loco Holdings, Inc.	1.3x	9.3x	20.2x	1.2x	9.0x	17.0x
Famous Dave’s of America, Inc.	0.9x	6.3x	14.1x	0.7x	8.4x	19.0x
Jack in the Box, Inc.	3.6x	12.1x	23.9x	3.3x	11.8x	18.3x
Papa John’s International, Inc.	1.4x	17.4x	48.0x	1.5x	17.8x	45.3x
Wingstop Inc.	16.4x	NM	NM	13.2x	NM	NM

The results of these analyses are summarized below.

Multiple of	First to Third Quartile Range		Low	Mean	Median	Max	Parent Offer Multiple(1)
2018 EBITDA	8.6x	14.0x	6.3x	11.6x	12.1x	17.4x	7.1x
2019 EBITDA (est.)	8.4x	14.1x	8.4x	11.5x	10.8x	17.8x	7.1x

Note:	Ratios were considered not meaningful (“NM”) if they were greater than 25.0x for revenue and EBITDA multiples and 50.0x for P/E multiples.

(1)

Parent Offer Multiple is based on Adjusted EBITDA as set forth in the Company’s Form 10-K for the fiscal year ended December 31, 2018, plus additional upward adjustments related to incentive compensation and the elimination of certain estimated public company costs.

Based on the first to third quartile range for these multiples, the resulting implied enterprise value for the Company ranged from $225.5 million to $377.2 million, and the resulting implied equity value per share ranged from $8.40 to $16.70. North Point compared this range of enterprise values to the implied enterprise value of $190.0 million contemplated by the Merger Agreement and compared this range of equity values per share to the per share consideration to be paid pursuant to the Merger Agreement of $6.45. The following table shows the implied value per share of the Company’s common stock based upon 2018 EBITDA and estimated 2019 EBITDA.

Financial Metric	Implied Value Per Share of Common Stock
2018 EBITDA	$8.78–$16.62
2019 EBITDA (est.)	$8.40–$16.70

The table below shows the results of North Point’s analyses of the selected comparable companies with respect to restaurant companies with inconsistent performance.

	2018 Enterprise Value			2019 Enterprise Value (est.)
	Rev.	EBITDA	P/E	Rev.	EBITDA	P/E
Famous Dave’s of America, Inc.	0.9x	6.3x	14.1x	0.7x	8.4x	19.0x
Fiesta Restaurant Group, Inc.	0.6x	6.7x	25.8x	0.6x	6.2x	18.4x
J. Alexander’s Holdings, Inc.	0.7x	8.7x	30.8x	0.7x	6.4x	16.4x
Kona Grill, Inc.	0.2x	5.5x	NM	NA	NA	NA
Potbelly Corporation	0.5x	6.7x	NM	0.5x	6.9x	38.8x
Red Robin Gourmet Burgers, Inc.	0.4x	4.6x	39.7x	0.4x	4.9x	24.8x

The results of these analyses are summarized below.

Multiple of	First to Third Quartile Range		Low	Mean	Median	Max	Parent Offer Multiple(1)
2018 EBITDA	5.3x	7.2x	4.6x	6.4x	6.5x	8.7x	7.1x
2019 EBITDA (est.)	5.3x	7.5x	4.9x	6.4x	6.4x	8.4x	7.1x

Note:	Ratios were considered not meaningful (“NM”) if they were greater than 25.0x for revenue and EBITDA multiples and 50.0x for PE multiples.

(1)

Parent Offer Multiple is based on Adjusted EBITDA as set forth in the Company’s Form 10-K for the fiscal year ended December 31, 2018, plus additional upward adjustments related to incentive compensation and the elimination of certain estimated public company costs.

Based on the first to third quartile range for these multiples, the resulting implied enterprise value for the Company ranged from $141.3 million to $201.9 million, and the resulting implied equity value per share ranged from $3.71 to $7.10. North Point compared this range of enterprise values to the implied enterprise value of $190.0 million contemplated by the Merger Agreement and compared this range of equity values per share to the per share consideration to be paid pursuant to the Merger Agreement of $6.45. The following table shows the implied value per share of the Company’s common stock based upon 2018 EBITDA and estimated 2019 EBITDA.

Financial Metric	Implied Value Per Share of Common Stock
2018 EBITDA	$3.71–$6.67
2019 EBITDA (est.)	$3.82–$7.10

No company utilized in the public trading comparables analysis is identical to the Company. In evaluating comparable companies, North Point made judgments and assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of the Company, such as the impact of competition on the businesses of the Company and the industry generally, industry growth and the absence of any adverse material change in the financial condition and prospects of the Company or the industry, or in the financial markets in general. Mathematical analysis (such as determining the average or median) is not in itself a meaningful method of using peer group data. North Point considered a number of factors in analyzing the per share Offer Price and Merger Consideration. The fact that points in the range of present value per share of the Company implied by the comparable companies analysis were less than or greater than the per share Offer Price and Merger Consideration is not necessarily dispositive in connection with North Point’s analysis of the per share Offer Price and Merger Consideration; it is only one of many factors North Point considered.

Comparable Precedent Transaction Analysis

North Point reviewed the terms of certain recent merger and acquisition transactions in the restaurant industry reported in SEC filings, public company disclosures, press releases, industry and press reports, databases and other sources relating to the selected transactions (listed by target/acquiror) announced since 2012.

Listed below are representative transactions in the restaurant industry listed by target and acquiror with implied enterprise values less than $5 billion, and where the target had greater than 45% of its retail locations franchised:

Target	Acquiror
Bojangles	The Jordan Company
Global Franchise Group LLC	Lion Capital LLP, Serruya Private Equity Inc.
Jamba Juice	Focus Brands
Qdoba	Apollo Management, L.P.
Captain D’s, LLC	Sentinel Capital Partners, LLC
Au Bon Pain	Panera Bread Company
Culvers	Roark
Blaze Pizza	Brentwood Associates
Checkers Drive-In Restaurants	Oak Hill Capital Partners
Cici’s	Arlon
Wetzels Pretzels	Center Oak Partners
Kahala Brands. (OTCPK:KAHL)	MTY Food Group Inc. (TSX:MTY)
Smashburger	Jollibee Food Corporation
Del Taco, Inc.	Levy Acquisition Corp.
Rusty Taco, Inc.	Buffalo Wild Wings Inc (NasdaqGS:BWLD)
Newk’s Eatery	Sentinel Capital Partners, LLC
Checkers Drive-In Restaurants, Inc.	Sentinel Capital Partners, LLC
Captain D’s, LLC	Centre Partners
Johnny Rockets	Sun Capital Partners, Inc.
Huddle House	Sentinel Capital Partners, LLC

For each of the selected transactions, North Point calculated and compared multiples for the target companies based on the ratio of the enterprise value to Last Twelve Months (“LTM”) EBITDA. North Point reviewed the third quartile and first quartile statistics for the precedent transactions grouping to determine appropriate high and low multiples of EBITDA.

The results of these analyses are summarized in the table below.

Multiple of	First to Third Quartile Range		Low	Mean	Median	Max	Parent Offer Multiple(1)
LTM EBITDA	6.4x	10.7x	5.2x	8.0x	9.0x	20.0x	7.1x

(1)

Parent Offer Multiple is based on Adjusted EBITDA as set forth in the Company’s Form 10-K for the fiscal year ended December 31, 2018, plus additional upward adjustments related to incentive compensation and the elimination of certain estimated public company costs.

Based on the first to third quartile range for these multiples, the resulting implied enterprise value for the Company ranged from $170.8 million to $287.8 million and the resulting implied equity value per share ranged from $5.39 to $11.82. North Point compared this range of enterprise values to the implied enterprise value of $190.0 million contemplated by the Merger Agreement and compared this range of equity values per share to the per share consideration to be paid pursuant to the Merger Agreement of $6.45.

Listed below are representative transactions listed by target and acquirer with respect to restaurants with inconsistent performance.

Target	Acquiror
Firebirds International	J.H. Whitney
Global Franchise Group, LLC	Lion Capital LLP; Serruya Private Equity Inc.
Quiznos (QCE LLC)	High Bluff Capital Partners
Au Bon Pain Corporation	Panera Bread
ClCl Enterprises	Arlon Group LLC
Smith & Wollensky Restaurant Group	Danu Investment Partners Limited
Taco Bueno Restaurants	TPG Growth
Frisch’s Restaurants	NRD Partners I L.P.
Mitchell’s Restaurants	Landry’s, Inc.
Fazoli’s	Sentinel Capital Partners, LLC
Checkers Drive-In Restaurants	Sentinel Capital Partners, LLC
Captain D’s	Centre Partners
Romano’s Macaroni Grill	Ignite Restaurant Group
J. Alexander’s Corp. (NasdaqGM:JAX)	Fidelity National Financial, Inc. (NYSE:FNF)
Benihana Inc.	Angelo, Gordon & Co.
Huddle House, Inc.	Sentinel Capital Partners, LLC
O’Charley’s Inc. (NasdaqGS:CHUX)	Fidelity National Financial, Inc. (NYSE:FNF)
The Krystal Company, Inc.	Argonne Capital Group
Morton’s Restaurant Group, Inc. (NYSE:MRT)	Landry’s, Inc.

For each of the selected transactions, North Point calculated and compared multiples for the target companies based on the ratio of the enterprise value to LTM EBITDA. North Point reviewed the third quartile and first quartile statistics for the precedent transactions grouping to determine appropriate high and low multiples for each statistic.

The results of these analyses are summarized in the table below.

Multiple of	First to Third Quartile Range		Low	Mean	Median	Max	Parent Offer Multiple(1)
LTM EBITDA	6.1x	7.3x	5.3x	6.8x	6.8x	8.5x	7.1x

(1)

Parent Offer Multiple is based on Adjusted EBITDA as set forth in the Company’s Form 10-K for the fiscal year ended December 31, 2018, plus additional upward adjustments related to incentive compensation and the elimination of certain estimated public company costs.

Based on the first to third quartile range for these multiples, the resulting implied enterprise value for the Company ranged from $164.3 million to $196.8 million and the resulting implied equity value per share ranged from $5.02 to $6.82. North Point compared this range of enterprise values to the implied enterprise value of $190.0 million contemplated by the Merger Agreement and compared this range of equity values per share to the per share consideration to be paid pursuant to the Merger Agreement of $6.45.

Premiums Paid Analysis

North Point analyzed the premium paid for 23 acquired public entities in the consumer staple industry, such as food retail, packaged food, and personal products companies, and 62 acquired public entities in the consumer discretionary industry, such as restaurants, apparel retail, specialty stores, and specialized consumer services, in transactions with implied enterprise values ranging from $50 million to $5 billion since 2012, relative to the target’s stock prices one day, one week, one month, and two months prior to the date that the transaction was announced. Based on its premiums paid analysis, North Point analyzed companies with a range of enterprise values that are significantly higher than the Company. North Point reviewed the maximum, average, median, and low statistics for the premiums paid on comparable acquisitions to determine appropriate high and low multiples for each statistic. The following table presents the result of this analysis:

	First to Third Quartile Range		Low	Mean	Median	Max	Parent Offer Multiple
Premium To:
Unaffected Price	10.6%	41.0%	(10.3)%	29.4%	24.6%	115.2%	30.0%
1 Day Prior	10.6%	41.0%	(10.3)%	29.4%	24.6%	115.2%	30.0%
1 Week Prior	14.1%	41.6%	(9.3)%	30.2%	26.0%	114.5%	28.2%
1 Month Prior	19.8%	40.5%	(16.7)%	33.0%	28.7%	114.7%	15.0%
2 Months Prior	19.6%	45.1%	(21.8)%	35.4%	34.3%	117.0%	15.9%

Based on the first to third quartile range of such premiums paid for these companies, the resulting implied equity value per share ranged from $4.88 to $8.14. North Point compared this range of equity values per share to the per share consideration to be paid pursuant to the Merger Agreement of $6.45.

In addition, North Point indicated that the $6.45 price per share of the Company’s common stock to be paid to the Company’s stockholders pursuant to the Merger Agreement represented a premium of 30.0% based on the $4.96 closing price per share on April 9, 2019, the last trading day before the execution of the Merger Agreement.

No company or transaction utilized in the precedent transactions or premiums paid analysis is identical to the Company or to the Merger. In evaluating the precedent transactions, North Point made judgments and assumptions with regard to industry performance, general business, market and financial conditions and other matters, which are beyond the control the Company, such as the impact of competition on the business of the Company or the industry generally, industry growth and the absence of any material adverse change in the financial condition of the Company or the industry or in the financial markets in general, which could affect the public trading value of the companies and the enterprise value of the transactions to which they are being compared. Mathematical analysis (such as determining the mean or median) is not in itself a meaningful method of using precedent transactions or premiums paid data.

Discounted Cash Flow Analysis

North Point performed a discounted cash flow analysis on the Company. The Company’s management provided a management case containing projections for various operational metrics (such as same store sales growth and general & administrative expenditures), revenue and earnings for fiscal years 2019 through 2023. The management case (which had been disclosed to potential bidders in the sales process) assumed that management’s business and operational plan would be successfully executed and would lead to increased revenues and earnings. Management did not represent that the projections were predictions or forecasts of the Company actual future revenues and earnings, and management acknowledged there were risks to the execution of the management case and achievement of its benefits.

Working from the management plan, North Point then prepared base case projections that did not assume the successful execution of management’s business and all aspects of the operational plan or the achievement of all of its benefits in the magnitude and time schedule contemplated in the management case. For example, the management case projected a 3.5% to 4.5% annual increase in same store sales, while the base case assumed a 2.5% annual increase (both as compared to an average annual decrease of 3.9% over the previous three years). North Point prepared the base case in order to reflect the risk that the full benefits of the management case may not be achieved for a variety of reasons, a factor which in its judgment prospective bidders also take into account. The management case and base case are presented in “Certain Unaudited Prospective Financial Information of the Company” below.

North Point then performed discounted cash flow analyses using both the management case and the base case. North Point calculated implied prices per share of the Company’s common stock using illustrative terminal values in the year 2023 based on multiples ranging from 7.5x EBITDA to 9.5x EBITDA. These illustrative terminal values were then discounted to calculate implied indications of present values using discount rates ranging from 11.4% to 16.4%. The various ranges for discount rates were chosen based on North Point’s weighted average cost of capital analysis and research of historical global private equity median internal rates of return (“IRRs”). The resulting implied equity values per share ranged from $6.28 to $12.34. North Point compared this range of equity values per share to the per share consideration to be paid pursuant to the Merger Agreement of $6.45.

Illustrative Leveraged Buyout Scenario Analysis

North Point performed an illustrative leveraged buyout analysis using both the management case and base case financial information described in “Discounted Cash Flow Analysis” above and financing assumptions based on North Point’s estimates. A leveraged buyout analysis is designed to illustrate the ability to pay for a target in a leveraged buyout at a given return target, exit multiple and financing structure. Assuming the refinancing of all of the Company existing debt upon a transaction and hypothetical required IRRs ranging from 20.0% to 25.0% to a financial buyer (a range judgmentally chosen by North Point to reflect typical target returns for private equity investors) and hypothetical financial buyer enterprise value to EBITDA exit multiple of 8.5x, the foregoing analysis implied an equity value per share range of $5.19 to $7.60. North Point compared this range of equity values per share to the per share consideration to be paid pursuant to the Merger Agreement of $6.45.

Limitations on North Point’s Analyses and Opinion

The summary of North Point’s analyses set forth above does not contain a complete description of these analyses but does summarize the material analyses performed by North Point in rendering its opinion. The above summary is qualified in its entirety by reference to the written opinion of North Point attached as Annex A to this Schedule 14D-9. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. North Point believes that its analyses and the summary set forth above must be considered as a whole and that selecting portions of its analyses or of the summary, without considering the analyses as a whole or all of the factors included in its analyses, would create an incomplete view of the processes underlying the analyses set forth in North Point’s written opinion. In arriving at its opinion, North Point considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis. Instead, North Point made its determination as to fairness on the basis of its experience and financial judgment after considering the results of all of its analyses. The fact that any specific analysis has been referred to in the summary above is not meant to indicate that this analysis was given greater weight than any other analysis or of North Point’s view of the actual value of the Company. No company or transaction used in the above analyses as a comparison is directly comparable to the Company or the transactions contemplated by the Merger Agreement.

North Point performed its analyses solely for purposes of providing its opinion to the Board. In performing its analyses, North Point made numerous assumptions with respect to industry performance, general business and economic conditions and other matters. Certain of the analyses performed by North Point are based upon forecasts of future results furnished to North Point by the Company’s management under certain assumptions, plans and scenarios, which are not necessarily indicative of actual future results and may be significantly more or less favorable than actual future results. These forecasts are inherently subject to uncertainty because, among other things, they are based upon numerous factors or events beyond the control of the parties or their respective advisors. North Point does not assume responsibility if future results are materially different from forecasted results.

In its analysis and rendering its opinion, North Point has relied upon and assumed, without assuming liability or responsibility for independent verification, the accuracy and completeness of all information that was publicly available or was furnished, or otherwise made available, to it or discussed with or reviewed by it. North Point has further relied upon the assurances of the Company’s management that the financial information provided has been prepared on a reasonable basis in accordance with industry practice and that the Company’s management are not aware of any information or facts that would make any information provided to North Point incomplete or misleading in any material respect. Without limiting the generality of the foregoing, for the purpose of its opinion, North Point has assumed that with respect to financial estimates and other forward-looking information reviewed by it, such information has been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments of the Company’s management as to the expected future results of the Company operations and financial condition to which such financial estimates and other forward-looking information relate. North Point expresses no opinion as to any such financial estimates or forward-looking information or the assumptions on which they were based. North Point is not an accounting, legal, tax or regulatory advisor and has not rendered any opinion or advice with respect to any accounting, legal, tax and financial reporting matters applicable to the Company, the Offer, the Merger and the Merger Agreement.

North Point assumed that the Offer and the Merger would be completed on the terms set forth in the Merger Agreement reviewed by North Point, without amendments and with full satisfaction of all covenants and conditions without any waiver. North Point expressed no opinion regarding whether the necessary approvals or other conditions to the consummation of the Offer and the Merger will be obtained or satisfied.

North Point conducted the analyses described above solely as part of its analysis of the fairness from a financial point of view of the consideration to be received by the holders of Shares (other than Excluded Shares and Dissenting Shares, as defined in the Merger Agreement) pursuant to the Offer and Merger Agreement and in connection with the delivery of its opinion, dated April 10, 2019, to Board. These analyses do not purport to be appraisals or to reflect the prices at which the Shares might actually trade.

North Point did not assume responsibility for performing and did not perform any appraisals or valuations of specific assets or liabilities of the Company. North Point expresses no opinion regarding the liquidation value or solvency of any entity. North Point did not undertake any independent analysis of any outstanding, pending or threatened litigation, regulatory action, possible unasserted claims or other contingent liabilities to which the Company, or any of its respective affiliates, are a party or may be subject. At the direction of the Board, and with its consent, North Point’s opinion made no assumption concerning, and, therefore, did not consider, the potential effects of litigation, claims, investigations, or possible assertions of claims, or the outcomes or damages arising out of any such matters.

North Point’s opinion was necessarily based on the information available to it and the facts and circumstances as they existed and were subject to evaluation as of the date of the opinion. Events occurring after the date of the opinion could materially affect the assumptions used by North Point in preparing its opinion. North Point expresses no opinion as to the prices at which the Shares have traded or may trade following announcement of the transaction or at any time after the date of the opinion. North Point has not undertaken and is not obligated to affirm or revise its opinion or otherwise comment on any events occurring after the date it was rendered.

North Point was not requested to opine as to, and the opinion does not address, the basic business decision to proceed with the Offer and the Merger or the transactions contemplated by the Merger Agreement, the pre-signing process conducted by the Company, the merits of the transaction compared to any alternative business strategy or transaction that may be available to the Company, any other terms contemplated by the Merger Agreement or the fairness of the amount or nature of the compensation to the Company’s officers, directors or employees, or any class of such persons, relative to the compensation to be received by holders of the Company’s common stock. North Point did not express any opinion as to whether any alternative transaction might produce consideration for the Company’s stockholders in excess of the Offer or the Merger Consideration.

The consideration to be received by the holders of Shares (other than Excluded Shares and Dissenting Shares) pursuant to the Merger Agreement was determined through arm’s-length negotiations between the Company and Parent and was approved by Board. North Point provided advice to Board during these negotiations but did not, however, recommend any specific consideration to the Company or Board. North Point’s opinion did not address the relative merits of the Offer and the Merger as compared to any other alternative business transaction, or other alternatives, or whether or not such alternatives could be achieved or are available. North Point’s opinion was not intended to, and does not, constitute an opinion or recommendation as to whether the stockholders of the Company should tender Shares in the Offer, or take any other action in connection with the Offer and the Merger.

North Point’s opinion and its presentation to Board was one of many factors taken into consideration by the Board in unanimously (i) determining that the Offer, the Merger and the other transactions contemplated by the Merger Agreement are fair to and in the best interests of the Company and its stockholders, (ii) approving the Merger Agreement and the transactions contemplated thereby and declaring it advisable that the Company enter into the Merger Agreement and consummate the transactions contemplated thereby, including the Offer and the Merger, (iii) resolving that the Merger Agreement and the Merger be governed by and effected under Section 251(h) of the DGCL; (iv) recommending that the stockholders of the Company tender their Shares in the Offer; and (v) to the extent necessary, taking all actions necessary to have the effect of causing the Merger, the Merger Agreement, the Support Agreement (as defined below) and the transactions contemplated by the Merger Agreement and the Support Agreement not to be subject to any state takeover law or similar law, rule or regulation that might otherwise apply to the Merger or any such transaction, in each case, on the terms and subject to the conditions of the Merger Agreement.

Consequently, the analyses as described above should not be viewed as determinative of the opinion of the Board with respect to the consideration pursuant to the Merger Agreement or of whether the Board would have been willing to agree to different consideration. North Point’s opinion was approved by a committee of North Point investment banking and other professionals in accordance with North Point’s customary practice.

In the ordinary course of its business, North Point and its affiliates may actively trade securities of the Company for its own account or the account of its customers and, accordingly, may at any time hold a long or short position in such securities. North Point may also, in the future, provide investment banking and financial advisory services to the Company, Parent, or entities that are affiliated with the Company or Parent, for which it would expect to receive compensation.

Under the terms of its engagement letter, North Point provided Board with financial advisory services and a financial opinion, described in this section and attached to this Schedule 14D-9 as Annex A, in connection with the Offer and the Merger, and the Company has agreed to pay North Point a fee of approximately $3.3 million for its services. All of the payment is contingent upon closing of the Transaction, except that $250,000 was earned after the rendering of North Point’s opinion and shall be a credit against the $3.3 million fee if the transaction closes. The Company also agreed to reimburse North Point for its expenses, including reasonable fees of outside counsel and other professional advisors, incurred in connection with its engagement. In addition, the Company agreed to indemnify North Point and its affiliates, its and their respective officers, directors, employees and agents and each other person, if any, controlling North Point or any of its affiliates against certain liabilities and expenses, including certain liabilities under the federal securities laws, relating to, arising out of or in connection with North Point’s engagement.

In the two years prior to April 10, 2019, other than as disclosed herein, North Point and its affiliates have not been engaged on any financial advisory or financing assignments for the Company and have not received any fees for such services from the Company during that time. In addition, in the two years prior to April 10, 2019, North Point and its affiliates have not performed any services for Parent MTY or Merger Sub and have not received any fees from such services from Parent MTY or Merger Sub during that time.

Certain Unaudited Prospective Financial Information of the Company.

While the Company issues annual near-term revenue, adjusted EBITDA and financial guidance as a matter of course, it does not publicly disclose internal forecasts or projections as to future performance, earnings or results of operations due to, among other reasons, the uncertainty of the underlying assumptions and estimates. However, in connection with the Company’s exploration of strategic alternatives, management provided to prospective bidders and North Point a management case containing prospective financial information for the remainder of fiscal year 2018 and for fiscal years 2019 through 2023. Based on this information and actual fiscal year 2018 results, North Point prepared base case projections that did not assume the successful execution of management’s business and operational plan or the achievement of all of its benefits in the magnitude and time schedule contemplated in the management case. North Point prepared the base case in order to reflect the risk that the full benefits of the management case may not be achieved for a variety of reasons, a factor which in its judgment prospective bidders also take into account. See the section captioned “Summary of Financial Analyses—Discounted Cash Flow Analysis.”

The table below sets forth a summary of the base case, with references to the management case. Specifically, the table reports the changes made in the base case to certain assumptions in the management case, and the resulting effect on other metrics. For example, the management case projected a 3.5% to 4.5% annual increase in same store sales, while the base case assumed a 2.5% annual increase (both as compared to an average annual decrease of 3.9% over the previous three years). These different assumptions result in a difference in total revenue for the Company of $123.1 million in 2023 for the base case, compared to $128.5 million for the management case.

The limited unaudited prospective financial information set forth below is included solely because it was among the financial information made available by the Company’s management to North Point in connection with its evaluation of the Merger (or was prepared based on that information), and is not included in order to influence any stockholder of the Company in any decisions, including whether or not to tender the stockholder’s Shares in the Offer, whether or not to vote in favor of the approval of the Merger, or whether or not to seek appraisal rights with respect to their Shares.

The management case and base case were not prepared with a view toward public disclosure, nor with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants (the “AICPA”) for preparation and presentation of financial forecasts, or United States generally accepted accounting principles. Neither the Company’s independent registered public accounting firm, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the prospective financial information included below, or expressed any opinion or any other form of assurance on such information or its achievability.

The management case reflects numerous estimates and assumptions made by the Company’s senior management with respect to industry performance and competition, general business, economic, market and financial conditions and matters specific to the Company’s business, all of which are difficult to predict and many of which are beyond the Company’s control. It also reflects certain proprietary assumptions regarding management’s ability to effectively implement current strategic priorities, including brand relevance and convenience initiatives, the Company’s ability to retain and grow the customer base during the process and risks relating to alignment and investment of the Company’s franchisees with any shifts in the Company’s strategy. Because the management case covers multiple years, the prospective financial information included therein by its nature become less reliable with each successive year. As a result, there is no assurance that the management case reflects actual future trends. Since the base case was prepared starting from the management case, the same qualifications apply to it.

The management case reflects subjective judgment in most respects and, therefore, is susceptible to multiple interpretations and further periodic revisions based on actual experience and business developments. As such, the management case constitutes forward-looking information and is subject to risks and uncertainties that could cause the actual results to differ materially from the projected results, including, but not limited to, the Company’s performance and ability to achieve strategic goals and initiatives over the applicable period, industry performance, general business and economic conditions, including those relating to consumer spending, customer requirements, tastes and preferences, competition, adverse changes in applicable laws, regulations or rules, and the factors described in the section captioned “Cautionary Statement Regarding Forward-Looking Statements.” The management case cannot, therefore, be considered a guarantee of future operating results, and should not be relied upon as such. Since the base case was prepared starting from the management case, the same qualifications apply to it.

The inclusion of the management case and base case should not be regarded as an indication that the Company or its representatives then considered, or now consider, either to be material information of the Company or necessarily predictive of actual future events, and this information should not be relied upon as such. None of the Company, North Point or any of their respective affiliates or representatives intends to, and each of them disclaims any obligation to, update, revise or correct the management case or base case if anything contained in them becomes inaccurate.

The management case should be evaluated in conjunction with the historical financial statements and other information regarding the Company contained in the Company’s public filings with the SEC. The management case was prepared based on the Company’s continued operation as a stand-alone company. It does not take into account any circumstances or events occurring after the date it was prepared, including the Merger or the effect of any failure of the Merger to be consummated. Stockholders are cautioned not to place undue, if any, reliance on the management case. Since the base case was prepared starting from the management case, the same qualifications and cautions apply to it.

The management case was prepared based on information available at the time such projections were prepared, using various assumptions and estimates. The assumptions and estimates may not be realized and are inherently subject to significant business, economic and competitive uncertainties, risks and contingencies, all of which are difficult to predict and many of which are beyond the Company’s control. The assumptions and estimates underlying the information contained in the management case involve judgments made with respect to, among other things, general business, economic, regulatory, market and financial conditions, as well as factors specific to the Company, all of which are difficult to predict. The management case financial plan also reflects assumptions as to certain business decisions that do not reflect the effects of the Merger, or any other changes that may in the future affect the Company or its assets, business, operations, properties, policies, corporate structure, capitalization and management. Accordingly, the management case constitutes forward-looking information, and there is no assurance that the assumptions and estimates used to prepare the information contained in the management case financial plan will be achieved, and actual results may materially differ. Since the base case was prepared starting from the management case, the same qualifications apply to it.

	Actual			Projections
	2016	2017	2018	Case(1)	2019P	2020P	2021P	2022P	2023P
Company Owned Stores	168	145	106	Both	106	106	106	106	106
Franchise—Openings	74	35	11	Both	15	25	40	50	60
Franchise—Closings	(67)	(73)	(87)	Both	(82)	(40)	(30)	(30)	(30)
Franchise—Net Transfers	(7)	7	29	Both	—	—	—	—	—
Franchise—Net Unit Growth	0	(31)	(47)	Both	(67)	(15)	10	20	30
Franchise—End of Year	1,409	1,378	1,331	Both	1,264	1,249	1,259	1,279	1,309
End Of Year Total	1,577	1,523	1,437	Both	1,370	1,355	1,365	1,385	1,415
System-Wide Same Store Sales Growth	(5.2%)	(4.0%)	(2.5%)	Management	1.9%	4.3%	4.5%	3.6%	3.5%

				Base	1.9%	2.5%	2.5%	2.5%	2.5%

Revenue ($ in millions)
Systemwide Sales	$898.7	$846.9	$809.0	Management	$781.7	$808.3	$850.7	$870.7	$913.1
				Base	$781.7	$795.5	$822.8	$834.2	$867.0
Revenue—Company Stores	$82.1	$76.9	$61.8	Management	$44.5	$46.4	$49.5	$50.3	$52.0
				Base	$44.5	$46.4	$49.5	$50.3	$51.5
Revenue—Franchise and Other	$44.8	$41.8	$41.6	Management	$41.1	$43.5	$47.0	$48.8	$51.2
				Base	$41.1	$42.1	$44.0	$45.3	$47.5
Brand Funds	—	—	$23.0	Management	$21.6	$23.0	$23.5	$24.7	$25.3
				Base	$21.6	$22.7	$22.7	$23.7	$24.2
Total Revenue	$126.9	$118.7	$126.4	Management	$107.2	$112.9	$120.0	$123.8	$128.5

				Base	$107.2	$111.2	$116.3	$119.3	$123.1

Company Store EBITDA ($ in millions)
Store Operating Costs	$76.8	$72.9	$56.3	Management	$38.2	$39.2	$41.2	$41.3	$42.8
				Base	$38.2	$39.5	$41.9	$42.2	$43.3
Company Store EBITDA	$5.3	$3.9	$5.5	Management	$6.3	$7.2	$8.3	$9.0	$9.2

				Base	$6.3	$6.9	$7.7	$8.0	$8.2

Adjusted EBITDA ($ in millions)(2)
SG&A	$28.1	$33.9	$49.7	Management	$46.4	$48.4	$50.2	$51.8	$53.4
				Base	$46.4	$48.4	$50.4	$52.1	$52.7
EBITDA	$21.7	($4.8)	$18.3	Management	$22.4	$25.2	$28.5	$30.5	$32.1

				Base	$22.4	$23.0	$23.8	$24.8	$26.9

EBITDA Adjustments
—Incentive Compensation	$0.2	$1.4	$2.3	Both	$2.4	$2.4	$2.5	$2.5	$2.5
—Public Company Costs(3)	$2.1	$2.5	$2.2	Both	$2.1	$2.1	$2.1	$2.1	$2.1
—Other Adjustments	$0.0	$25.3	$4.0	Both	—	—	—	—	—
Adjusted EBITDA(2)	$24.1	$24.4	$26.9	Management	$26.8	$29.6	$33.1	$35.1	$36.8

				Base	$26.8	$27.5	$28.4	$29.4	$31.6

Depreciation and Amortization	$12.2	$10.5	$7.2	Both	$6.1	$5.7	$5.8	$5.8	$5.9

(1)

Management provided to prospective bidders and North Point a management case containing prospective financial information for the remainder of fiscal year 2018 and for fiscal years 2019 through 2023. Based on this information and actual fiscal year 2018 results, North Point prepared base case projections that did not assume the successful execution of management’s business and operational plan or the achievement of all of its benefits in each case, in the magnitude and on the time schedule contemplated in the management case. For example, the management case projected a 3.5% to 4.5% annual increase in same store sales, while the base case assumed a 2.5% annual increase (both as compared to an average annual decrease of 3.9% over the previous three years). North Point prepared the base case in order to reflect the risk that the full benefits of the management case may not be achieved for a variety of reasons.
(2)

For purposes of the management case and the base case, “Adjusted EBITDA” includes certain upward adjustments related to incentive compensation and the elimination of certain estimated public company costs, which are not included in the Adjusted EBITDA metric set forth in the Company’s Form 10-K for the fiscal year ended December 31, 2018.

(3)

Reflects public company cost estimates provided by management, which include, among other things, certain costs related to audit and tax fees, other outside service provider fees, insurance and Board expenses.

Intent to Tender.

As of April 8, 2019, the executive officers and directors of the Company collectively beneficially owned 380,047 Shares (excluding Shares issuable upon exercise of Company stock options or settlement of Company restricted stock units or restricted stock awards, and any Shares held by a sponsor-affiliate), representing approximately 2.2% of the then-outstanding Shares.

In addition, the Supporting Stockholders (including the Company’s executive officers and directors) have entered into the Support Agreement described above under “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Tender and Support Agreement”, pursuant to which the Supporting Stockholder has agreed to tender or cause to be tendered pursuant to the Offer all Shares held of record or beneficially owned by such person (excluding Shares issuable upon exercise of Company stock options or settlement of Company restricted stock units or restricted stock awards, and any Shares held by a sponsor-affiliate). As such, to the knowledge of the Company, each executive officer and director of the Company intends to tender all of his or her Shares in the Offer.

Item 5. Persons/Assets Retained, Employed, Compensated or Used.

The Company retained North Point to serve as its financial advisor in connection with the Transactions, and, in connection with such engagement, North Point provided to the Board North Point’s fairness opinion described in “Item 4. The Solicitation or Recommendation—Opinion of the Company’s Financial Advisor,” which is filed as Annex A hereto. The Company selected North Point as its financial advisor because, among other things, it is a nationally recognized investment banking firm that has substantial experience in transactions similar to the Transactions and the QSR industry in particular.

In connection with North Point’s services as the Company’s financial advisor, the Company has agreed to pay North Point a transaction fee of approximately 1.75% of the aggregate consideration payable in the Transactions, $250,000 of which became payable within five days of the delivery of North Point’s fairness opinion, and the remainder of which is contingent upon completion of the Offer. In addition, the Company has agreed to reimburse North Point for certain of its reasonable expenses (including attorneys’ fees) not to exceed $10,000 for any single expenditure (or series of related expenditures) and $50,000 in the aggregate and to indemnify North Point and related persons against various liabilities.

See “Item 4. The Solicitation or Recommendation—Background of the Offer; Reasons for the Recommendation of the Board—Background of the Offer” and “—Opinion of the Company’s Financial Advisor” for additional information related to the Company’s retention of North Point as its financial advisor, which is hereby incorporated by reference into this Item 5.

Except as set forth above, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of the

Company on its behalf with respect to the Offer or Merger, except that such solicitations or recommendations may be made by directors, officers or employees of the Company, for which services no additional compensation will be paid.

Item 6. Interest in Securities of the Subject Company.

No transactions with respect to Shares have been effected by the Company or, to the knowledge of the Company after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries during the 60 days prior to the date of this Schedule 14D-9.

Item 7. Purposes of the Transaction and Plans or Proposals.

Except as indicated in this Schedule 14D-9, the Company is not undertaking or engaged in any negotiations in response to the Offer that relate to (1) a tender offer for or other acquisition of the Company’s securities by the Company, the Company’s subsidiaries or any other person, (2) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or the Company’s subsidiaries, (3) any purchase, sale or transfer of a material amount of assets of the Company or the Company’s subsidiaries, or (4) any material change in the present dividend rate or policy, indebtedness or capitalization of the Company. Except as relates to that described in this Schedule 14D-9, there are no transactions, board resolutions, agreements in principle or signed contracts that were entered into in response to the Offer that relate to, or would result in, one or more of the matters referred to in the preceding sentence.

Item 8. Additional Information.

Golden Parachute Compensation.

The information set forth under “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements between the Company and its Executive Officers, Directors and Affiliates,” as it relates to the Company’s named executive officers and to the extent required by Item 402(t) of Regulation S-K, is incorporated herein by reference.

Appraisal Rights.

Holders of Shares will not have appraisal rights in connection with the Offer. However, if the Offer is successful and the Merger is completed, holders of Shares immediately prior to the Effective Time who have not validly tendered such Shares in the Offer (or who have validly tendered but subsequently validly withdrawn the tender, and not otherwise waived their appraisal rights) and who otherwise comply with the applicable procedures under Section 262 of the DGCL will be entitled to appraisal rights in connection with the Merger.

The following discussion is not a complete statement of the law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262 of the DGCL as in effect for transactions pursuant to agreements entered into as of the date of the Merger Agreement, which full text is attached to this Schedule 14D-9 as Annex B. All references in Section 262 of the DGCL and in this summary to a “stockholder” are to the record holder of Shares immediately prior to the Effective Time as to which appraisal rights are asserted. A person having a beneficial interest in Shares held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights. The following summary does not constitute any legal or other advice nor does it constitute a recommendation that stockholders exercise appraisal rights under Section 262 of the DGCL. Stockholders should carefully review the full text of Section 262 of the DGCL and the information discussed below.

Any stockholder contemplating the exercise of such appraisal rights should review carefully the provisions of Section 262 of the DGCL, which is attached hereto as Annex B, particularly the procedural steps required to perfect such rights. Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of such rights.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h) of the DGCL, either a constituent corporation before the effective date of the merger, or the surviving corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262. This Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL and the full text of Section 262 of the DGCL as in effect for transactions pursuant to agreements entered into as of the date of the Merger Agreement, is attached to this Schedule 14D-9 as Annex B. Any holder of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so, should review the following discussion and Annex B carefully because failure to timely and properly comply with the procedures specified may result in the loss of appraisal rights under the DGCL.

Any stockholder wishing to exercise appraisal rights is urged to consult legal counsel before attempting to exercise such rights.

Stockholders who sell Shares in the Offer will not be entitled to exercise appraisal rights with respect thereto but rather, will receive the Offer Price, subject to the terms and conditions of the Merger Agreement, as well as the Offer to Purchase and related Letter of Transmittal, as applicable.

Under the DGCL, if the Merger is effected, holders of Shares immediately prior to the Effective Time who (1) did not tender such Shares in the Offer (or who have validly tendered but subsequently validly withdrawn the tender, and not otherwise waived their appraisal rights), (2) timely demand appraisal and otherwise follow the procedures set forth in Section 262 of the DGCL, and (3) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose, waive or fail to perfect their appraisal rights, will be entitled to have such Shares appraised by the Delaware Court of Chancery and to receive payment in cash of the “fair value” of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. The “fair value” as determined by such court could be greater than, less than or the same as the Offer Price or the Merger Consideration.

If a stockholder elects to exercise appraisal rights under Section 262 of the DGCL with respect to Shares held immediately prior to the Effective Time, such stockholder must do all of the following:

•

within the later of the completion of the Offer, which shall occur on the date on which Merger Sub irrevocably accepts for purchase Shares validly tendered in the Offer, and 20 days after the initial mailing of this Schedule 14D-9 (which date of mailing was April 25, 2019), deliver to the Company at the address indicated below a written demand for appraisal of Shares held, which demand must reasonably inform the Company of the identity of the stockholder and that the stockholder intends thereby to demand appraisal of his, her or its Shares;

•	not tender such Shares in the Offer (or, if tendered, have validly withdrawn the tender, and not otherwise waived their appraisal rights); and

•	continuously hold of record such Shares from the date on which the written demand for appraisal is made through the Effective Time.

If the Merger is completed pursuant to Section 251(h) of the DGCL, the Surviving Corporation will deliver an additional notice of the effective date of the Merger to those stockholders of the Company who made a written demand for appraisal pursuant to the first bullet above on or within 10 days after the Effective Time pursuant to Section 262 of the DGCL, if applicable. However, only stockholders who have submitted a written demand for appraisal in accordance with the first bullet above and are entitled to appraisal rights will receive such notice of the Merger’s effective date. If the Merger is completed pursuant to Section 251(h) of the DGCL, a failure to make a written demand for appraisal in accordance with the time periods specified in the first bullet above (or to take any of the other steps specified in the above bullets) will be deemed to be a waiver or a termination of your appraisal rights.

All written demands for appraisal should be addressed to:

Papa Murphy’s Holdings, Inc.

8000 NE Parkway Drive, Suite 350

Vancouver, WA 98662

Attention: Chief Legal Officer

The written demand for appraisal must be executed by or for the record holder of Shares, fully and correctly, as such holder’s name appears on the certificate(s) for the Shares owned by such holder (or, in the case of uncertificated shares, as such holder’s name appears on the records of the Company). If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand must be made in that capacity, and if the Shares are owned of record by more than one person, such as in a joint tenancy or tenancy in common, the demand must be executed by or for all joint owners. An authorized agent, including one of two or more joint owners, may execute the demand for appraisal for a holder of record. However, the agent must identify the record owner(s) and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the record owner(s).

A beneficial owner of Shares held in “street name” who wishes to exercise appraisal rights should take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record holder of the Shares. If Shares are held through a brokerage firm, bank or other nominee who in turn holds the Shares through a central securities depository nominee, such as Cede & Co., a demand for appraisal of such Shares must be made by or on behalf of the depository nominee and must identify the depository nominee as the record holder. Any beneficial owner who wishes to exercise appraisal rights and holds Shares through a nominee holder is responsible for ensuring that the demand for appraisal is timely made by the record holder. The beneficial holder of the Shares should instruct the nominee holder that the demand for appraisal should be made by the record holder of the Shares, which may be a central securities depository nominee if the Shares have been so deposited.

A record holder, such as a broker, bank, fiduciary, depository or other nominee, who holds Shares as a nominee for several beneficial owners may exercise appraisal rights with respect to the Shares held for one or more beneficial owners while not exercising such rights with respect to the Shares held for other beneficial owners. In such case, the written demand must set forth the number of Shares covered by the demand. Where the number of Shares is not expressly stated, the demand will be presumed to cover all Shares held in the name of the record owner.

Within 120 days after the Effective Time, but not thereafter, the Surviving Corporation or any holder of Shares who has complied with Section 262 of the DGCL and is otherwise entitled to appraisal rights under Section 262, may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery demanding a determination of the fair value of the Shares held by all holders who did not tender in the Offer and properly demanded appraisal of such Shares. If no such petition is filed within that 120-day period, appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. The Company (or the Surviving Corporation) is under no obligation to, and has no present intention to, file a petition and holders should not assume that the Company (or the Surviving Corporation) will file a petition or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, it is the obligation of the holders of Shares to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the period prescribed in Section 262 of the DGCL.

Within 120 days after the Effective Time, any holder of Shares who has complied with the requirements of Section 262 will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares that were the subject of and not tendered in the Offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be mailed within 10 days after a written request therefor has been received by the Surviving

Corporation or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later.

Notwithstanding the requirement that a demand for appraisal must be made by or on behalf of the record owner of the Shares, a person who is the beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such person, and as to which demand has been properly made and not effectively withdrawn, may, in such person’s own name, file a petition for appraisal or request from the Surviving Corporation the statement described in the preceding paragraph.

Upon the filing of such petition by any such holder of Shares, service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days after such service to file with the Register in Chancery of the Court of Chancery of the State of Delaware (the “Delaware Register in Chancery”) a duly verified list (the “Verified List”) containing the names and addresses of all stockholders who have demanded payment for their Shares and with whom agreements as to the value of their Shares have not been reached. Upon the filing of any such petition, the Delaware Court of Chancery may order that notice of the time and place fixed for the hearing on the petition be mailed to the Surviving Corporation and all of the stockholders shown on the Verified List at the addresses stated therein. Such notice will also be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication determined by the Delaware Court of Chancery. The costs of these notices are borne by the Surviving Corporation.

After notice to the stockholders as required by the Delaware Court of Chancery, the Court of Chancery is empowered to conduct a hearing on the petition to determine those stockholders who have complied with Section 262 of the DGCL and who have become entitled to appraisal rights thereunder. The Court of Chancery may require the stockholders who demanded payment for their Shares to submit their stock certificates to the Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceeding and, if any stockholder fails to comply with the direction, the Court of Chancery may dismiss the proceedings as to that stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 of the DGCL (Merger of parent corporation and subsidiary corporation or corporations) or § 267 of the DGCL (Merger of parent entity and subsidiary corporation or corporations).

After the Delaware Court of Chancery determines which stockholders are entitled to appraisal, the appraisal proceeding will be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through the appraisal proceeding, the Court of Chancery will determine the fair value of the Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Court of Chancery in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the Surviving Corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court of Chancery, and (2) interest theretofore accrued, unless paid at that time.

In determining fair value, the Delaware Court of Chancery will take into account all relevant factors. In Weinberger v. UOP, Inc., the Supreme Court of Delaware discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods that are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “fair price obviously requires consideration of all relevant factors involving the value of a company.” In Tri-Continental Corporation v. Battye, the Delaware Supreme Court stated that, in making this determination of fair value, the Court of Chancery must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger[.]” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion that does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Supreme Court of Delaware also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.” In addition, the Delaware courts have decided that the statutory appraisal remedy, depending on the factual circumstances, may or may not be a dissenter’s exclusive remedy.

Stockholders considering appraisal should be aware that the fair value of their Shares as so determined could be more than, the same as or less than the Offer Price or the Merger Consideration and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, “fair value” under Section 262 of the DGCL. Although the Company believes that the Offer Price (which is equivalent to the Merger Consideration) is fair, no representation is made as to the outcome of any appraisal of fair value as determined by the Delaware Court of Chancery. Neither Parent, Merger Sub nor the Company anticipates offering more than the Offer Price to any stockholder exercising appraisal rights, and Parent, Merger Sub and the Company reserve the right to assert, in any appraisal proceeding, that for purposes of Section 262 of the DGCL, the fair value of a Share is less than the Offer Price or the Merger Consideration.

Upon application by the Surviving Corporation or by any holder of Shares entitled to participate in the appraisal proceeding, the Delaware Court of Chancery may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any holder of Shares whose name appears on the Verified List and, if such Shares are represented by certificates and if so required, who has submitted such stockholder’s certificates of stock to the Delaware Register in Chancery, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights. The Court of Chancery will direct the payment of the fair value of the Shares, together with interest, if any, by the Surviving Corporation to the stockholders entitled thereto. Payment will be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and in the case of holders of Shares represented by certificates, upon the surrender to the Surviving Corporation of the certificate(s) representing such stock. The Court of Chancery’s decree may be enforced as other decrees in such Court may be enforced.

The costs of the action (which do not include attorneys’ fees or the fees and expenses of experts) may be determined by the Delaware Court of Chancery and taxed upon the parties as the Court of Chancery deems equitable in the circumstances. Upon application of a stockholder, the Court of Chancery may order all or a portion of the expenses incurred by a stockholder in connection with an appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts utilized in the appraisal proceeding, to be charged pro rata against the value of all the Shares entitled to appraisal. In the absence of an order, each party bears its own expenses.

Any stockholder who has duly demanded appraisal rights for Shares in compliance with Section 262 of the DGCL will not, after the Effective Time, be entitled to vote such Shares for any purpose or be entitled to the payment of dividends or other distributions thereon, except dividends or other distributions payable to holders of record of Shares as of a date or time prior to the Effective Time.

At any time within 60 days after the Effective Time, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party will have the right to withdraw such stockholder’s demand for appraisal and to accept the Merger Consideration upon the terms offered in the Merger; after this period, the stockholder may withdraw such stockholder’s demand for appraisal only with the consent of the Company. If no petition for appraisal is filed with the Delaware Court of Chancery within 120 days after the Effective Time, stockholders’ rights to appraisal shall cease, and all holders of Shares will be entitled to receive the Merger Consideration. Inasmuch as the Company has no obligation to file such a petition and has no present intention to do so, any holder of Shares who desires such a petition to be filed is advised to file it on a timely basis. Any stockholder may withdraw such stockholder’s demand for appraisal by delivering to the Company, a written withdrawal of its demand for appraisal and acceptance of the Merger Consideration, except that (1) any such attempt to withdraw made more than 60 days after the Effective Time will require written approval of the Company and (2) no appraisal proceeding in the Delaware Court of Chancery shall be dismissed as to any stockholder without the approval of the Delaware Court of Chancery, and such approval may be conditioned upon such terms as the Delaware Court of Chancery deems just. However, notwithstanding the foregoing, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party may withdraw such stockholder’s demand for appraisal and accept the terms offered upon the Merger within 60 days after the Effective Time.

If any stockholder who demands appraisal of Shares under Section 262 of the DGCL fails to perfect, successfully withdraws or loses such holder’s right to appraisal, the stockholder’s Shares will be deemed to have been converted at the Effective Time into the right to receive the Merger Consideration therefor.

The foregoing summary of the rights of the Company’s stockholders to seek appraisal rights under Delaware law does not purport to be a complete statement of the procedures to be followed by the stockholders of the Company desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict adherence to the applicable provisions of the DGCL. A copy of Section 262 of the DGCL is included as Annex B to this Schedule 14D-9.

Anti-Takeover Restriction.

The Company has elected in its Charter not to be subject to Section 203 of the DGCL, which limits a corporation’s ability to engage in business combinations with interested stockholders under certain circumstances. Notwithstanding the foregoing, Article IX of the Company’s Charter restricts the Company from engaging in a “business combination” (defined to include mergers and certain other actions) with an “interested stockholder” (including a person who has the right to acquire 15% or more of a corporation’s outstanding voting stock) for three years following the date such person became an interested stockholder unless: (1) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination, (2) upon completion of the transaction that resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares of outstanding stock held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares), or (3) at or following the time at which such person became an interested stockholder, the business combination is (x) approved by the board of directors of the corporation and (y) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder. The Board has approved the Merger Agreement and the transactions contemplated thereby (including the Offer and the Merger) for purposes of Article IX of the Charter, and the Board has exempted the Company from any other “moratorium,” “control share,” “business combination,” “takeover,” “fair price,” “interested stockholder” or other similar anti-takeover statute or regulation that may be applicable to the Transactions. Furthermore, neither Parent nor Merger Sub is, nor at any time during the last three years has been, an “interested stockholder” of the Company as defined in Article IX of the Charter.

The Company is not aware of any state anti-takeover laws or regulations that are applicable to the Transactions, including the Offer and the Merger, and has not attempted to comply with any state anti-takeover laws or regulations. If any government official or third party should seek to apply any such state anti-takeover law to the Transactions, including the Offer and the Merger, or other business combination between Parent or Merger Sub and the Company, each of Parent, Merger Sub and the Company will take such action as then appears desirable to cause such state anti-takeover law to be inapplicable, which action may include challenging the applicability or validity of such statute in appropriate court proceedings. In the event it is asserted that one or more state anti-takeover statutes is applicable to the Transactions, including the Offer or the Merger, and an appropriate court does not determine that it is inapplicable or invalid as applied to the Transactions, including the Offer and the Merger, Parent and Merger Sub, as applicable, might be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and Parent and Merger Sub, as applicable, might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in continuing or completing the Offer or the Merger, as applicable. In such case, Parent and Merger Sub, as applicable, may not be obligated to accept for payment or pay for any tendered Shares.

Regulatory Approvals.

U.S. Antitrust Laws

Under the provisions of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder (the “HSR Act”) applicable to the Offer, the acquisition of Shares pursuant to the Offer may be completed following the expiration of a 15-day waiting period following the applicable filing of Premerger Notification and Report Form with respect to the Offer, unless a Request For Additional Information and Documentary Material is received from the U.S. Antitrust Division of the Department of Justice (the “Antitrust Division”) or the Federal Trade Commission (the “FTC”) or unless early termination of the waiting period is granted. Under the HSR Act, each of MTY and the Company is required to file a Premerger Notification and Report Form with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer, which filings were made on April 12, 2019 with respect to Parent and Merger Sub and April 15, 2019, with respect to the Company. On April 19, 2019, the FTC granted early termination of the waiting period.

However, at any time before or after Merger Sub’s acquisition of Shares pursuant to the Offer, the Antitrust Division or the FTC could take such action under the antitrust laws of the United States as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of the Shares so acquired or divestiture of substantial assets of Merger Sub or the Company or their respective subsidiaries or affiliates. State attorneys general may also bring legal action under both state and federal antitrust laws, as applicable. Private parties may also bring legal actions under the antitrust laws of the United States under certain circumstances.

The Company does not believe that the completion of the Offer will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the Offer or the Merger on antitrust grounds will not be made, or if such a challenge is made, what the result would be. If any such challenge is threatened or commenced by the Antitrust Division or the FTC or any state or other person, the completion of the Offer or the Merger may be delayed or fail to be completed.

Stockholder Approval of the Merger Not Required.

Section 251(h) of the DGCL provides that, subject to certain statutory requirements, if following completion of a tender offer for stock of a public Delaware corporation, the stock irrevocably accepted for purchase pursuant to such offer and received by the depositary prior to the expiration of such offer, plus the stock otherwise owned by the acquirer equals at least such percentage of the stock, and of each class or series thereof, of the target corporation that would otherwise be required to adopt a merger agreement under the DGCL or the target’s certificate of incorporation, and each outstanding share of each class or series of stock that is the subject of the tender offer and is not irrevocably accepted for purchase in the offer is to be converted in such merger into the right to receive the same amount and kind of consideration to be paid for shares of such class or series of stock irrevocably accepted for purchase in the tender offer, the acquirer can effect a merger without a vote of the stockholders of the target corporation. Accordingly, the parties have agreed that, subject to the conditions specified in the Merger Agreement, including if the Offer is completed and the number of Shares validly tendered in accordance with the terms of the Offer and not validly withdrawn prior to the expiration of the Offer (together with the Shares then owned by Merger Sub, if any) is one Share more than 50% of the then outstanding Shares, the Merger will be effected as soon as practicable following such completion without a vote of the stockholders of the Company, in accordance with Section 251(h) of the DGCL. The Company’s Charter has no restrictions relating to a merger or business combination being undertaken pursuant Section 251(h) of the DGCL.

Conditions to the Offer.

The information regarding the conditions of the Offer contained in Section 15 of the Offer to Purchase is incorporated herein by reference.

Annual and Quarterly Reports.

For additional information regarding the business and the financial results and condition of the Company, please see the Company’s Annual Report on Form 10-K for the year ended December 31, 2018 and other Company filings made with the SEC.

Forward-Looking Statements.

This Schedule 14D-9 and the materials incorporated by reference herein contain forward-looking statements in addition to historical and other information. The Company uses words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “forecast,” “intend,” “looking forward,” “may,” “plan,” “potential,” “project,” “should,” “target,” “will” and “would,” or any variations of these words, or other words with similar meanings to or that otherwise, identify forward-looking statements. All statements that address activities, events, performance or developments that the Company intends, expects or believes may occur in the future are forward-looking statements. Forward-looking statements may relate to such matters as the offer, its completion and the completion of the Transactions, as well as the Company’s industry, business strategy, goals, projections and expectations concerning the Company’s market positions, future operations, future performance, results or condition, margins, profitability, capital expenditures, liquidity and capital resources, interest rates and other financial and operating information and the outcome of contingencies such as legal and administrative proceedings.

The following are some of the factors that could cause actual future results to differ materially from those expressed in any forward-looking statements: (i) the risk that the proposed transaction may not be completed in a timely manner or at all; (ii) the possibility that competing offers or acquisition proposals for the Company will be made; (iii) uncertainty surrounding how many of the Company’s stockholders will tender their shares in the tender offer; (iv) the possibility that any or all of the various conditions to the completion of the tender offer may not be satisfied or waived, including the failure to receive any required regulatory approvals from any applicable governmental entities; (v) the possibility that prior to the completion of the proposed transaction, the Company’s business may experience significant disruptions due to transaction-related uncertainty; (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the agreement and plan of merger, including in circumstances that would require the Company to pay a termination fee or other expenses; (vii) the effect of the announcement or pendency of the proposed transaction on the Company’s ability to retain and hire key personnel, its ability to maintain relationships with its customers, franchisees, suppliers and others with whom it does business, and its operating results and business generally; (viii) the risk that stockholder litigation in connection with the proposed transaction may result in significant costs of defense, indemnification and liability; (ix) the possibility of stockholders exercising appraisal rights, and the appraised value of such shares;

and (ix) other factors as set forth from time to time in the Company’s filings with the SEC, including its Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q, as well as the tender offer statement, solicitation/recommendation statement and other tender offer documents filed from time to time by MTY, Parent, Merger Sub and the Company, as applicable. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

These forward-looking statements reflect the Company’s expectations as of the date of this Schedule 14D-9. Factors or events that could affect the Transactions or cause actual events, results or performance to differ, including materially, may emerge from time to time, and it is not possible for the Company to predict all of them. Accordingly, no assurances can be given as to, among other things, whether the Transactions will be completed, or if any of the other events anticipated by the forward-looking statements will occur or what impact they will have. Any forward-looking statements made by the Company in this Schedule 14D-9 speaks only as of the date hereof. However, the Company will amend this Schedule 14D-9 to reflect any material change in the information previously disclosed herein, consistent with the Company’s obligation under Exchange Act Rule 14d-9(c) and General Instruction E to Schedule 14D-9.

Item 9. Material to be Filed as Exhibits.

The following Exhibits are filed herewith or incorporated herein by reference:

(a)(1)(A)	Offer to Purchase dated April 25, 2019 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO filed by MTY Franchising USA, Inc., MTY Columbia Merger Sub, Inc. and MTY Food Group Inc. on April 25, 2019 (the “Schedule TO”) (File Number 005-88509)).

(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO (File Number 005-88509)).

(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO (File Number 005-88509)).

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO (File Number 005-88509)).

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO (File Number 005-88509)).

(a)(5)(A)	Press Release dated April 11, 2019 issued by Papa Murphy’s Holdings, Inc. and MTY Global Food Group Inc. (incorporated by reference to Exhibit 99.2 to Papa Murphy’s Holdings, Inc. Current Report on Form 8-K, filed April 11, 2019 (File Number 001-36432)).

(a)(5)(B)	Weldon Spangler email to franchise owners dated April 11, 2019 (incorporated by reference to Exhibit 99.1 to Papa Murphy’s Holdings, Inc. Schedule 14D-9-C filed April 11, 2019 (File Number 005-88509)).

(a)(5)(C)	Weldon Spangler email to franchise advisory board (FAB) dated April 11, 2019 (incorporated by reference to Exhibit 99.2 to Papa Murphy’s Holdings, Inc. Schedule 14D-9-C filed April 11, 2019 (File Number 005-88509)).

(a)(5)(D)	Weldon Spangler email to employees dated April 11, 2019 (incorporated by reference to Exhibit 99.3 to Papa Murphy’s Holdings, Inc. Schedule 14D-9-C filed April 11, 2019 (File Number 005-88509)).

(a)(5)(F)	Text of Summary Advertisement as published in The New York Times on April 25, 2019 (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO (File Number 005-88509)).

(a)(5)(G)	Opinion of North Point Advisors LLC. dated April 10, 2019 (included as Annex A to this Schedule 14D-9).

(e)(1)	Agreement and Plan of Merger, dated as of April 10, 2019, by and among MTY Franchising USA, Inc., MTY Columbia Merger Sub, Inc. and Papa Murphy’s Holdings, Inc. (incorporated by reference to Exhibit 2.1 to Papa Murphy’s Holdings, Inc. Current Report on Form 8-K, filed April 11, 2019 (File Number 001-36432)).

(e)(2)	Guarantee, dated as April 10, 2019, delivered by MTY Food Group Inc. in favor of Papa Murphy’s Holdings, Inc. (incorporated by reference to Exhibit 10.1 to Papa Murphy’s Holdings, Inc. Current Report on Form 8-K, filed April 11, 2019 (File Number 001-36432)).

(e)(3)	Confidentiality/Nondisclosure Agreement, dated as of October 30, 2018, by and between Papa Murphy’s Holdings, Inc. and MTY Franchising USA, Inc. (incorporated by reference to Exhibit (d)(2) to the Schedule TO (File Number 005-88509)).

(e)(4)	Exclusivity Agreement, dated as of March 22, 2019, by and between Papa Murphy’s Holdings, Inc. and MTY Franchising USA, Inc. (incorporated by reference to Exhibit (d)(5) to the Schedule TO (File Number 005-88509))

(e)(5)	Form of Tender and Support Agreement, dated as of April 10, 2019, by and among MTY Franchising USA, Inc., MTY Columbia Merger Sub, Inc. and each of the Persons set forth on Schedule A thereto (incorporated by reference to Exhibit 99.1 to Papa Murphy’s Holdings, Inc. Current Report on Form 8-K, filed April 11, 2019 (File Number 001-36432)).

(e)(6)	Offer Letter dated as of March 22, 2018 between Papa Murphy’s Holdings, Inc. and Nik Rupp (incorporated by reference to Exhibit 10.1 to Papa Murphy’s Holdings, Inc. Quarterly Report on Form 10-Q, filed May 10, 2018 (File Number 001-36432)).

(e)(7)	Executive Employment and Non-Competition Agreement dated as of May 9, 2018 between Papa Murphy’s Holdings, Inc. and Nik Rupp (incorporated by reference to Exhibit 10.2 to Papa Murphy’s Holdings, Inc. Quarterly Report on Form 10-Q, filed May 10, 2018 (File Number 001-36432)).

(e)(8)	First Amendment to Executive Employment and Non-Competition Agreement dated as of November 19, 2018 between Papa Murphy’s Holdings, Inc. and Nik Rupp (incorporated by reference to Exhibit 10.10 to Papa Murphy’s Holdings, Inc. Annual Report on Form 10-K, filed March 14, 2019 (File Number 001-36432)).

(e)(9)	Retention Letter between Papa Murphy’s Holdings, Inc. and Nik Rupp.*

(e)(10)	Executive Employment and Non-Competition Agreement dated as of August 10, 2017 between Papa Murphy’s Holdings, Inc. and Weldon Spangler (incorporated by reference to Exhibit 10.8 to Papa Murphy’s Holdings, Inc. Annual Report on Form 10-K, filed March 15, 2018 (File Number 001-36432)).

(e)(11)	First Amendment to Executive Employment and Non-Competition Agreement dated as of November 20, 2018 between Papa Murphy’s Holdings, Inc. and Weldon Spangler (incorporated by reference to Exhibit 10.12 to Papa Murphy’s Holdings, Inc. Annual Report on Form 10-K, filed March 14, 2019 (File Number 001-36432)).

(e)(12)	Retention Letter between Papa Murphy’s Holdings, Inc. and Weldon Spangler.*

(e)(13)	Amended and Restated Executive Employment and Non-Competition Agreement dated as of July 27, 2017 between Papa Murphy’s Holdings, Inc. and Victoria J. Tullett (incorporated by reference to Exhibit 10.16 to Papa Murphy’s Holdings, Inc. Annual Report on Form 10-K, filed March 15, 2017 (File Number 001-36432)).

(e)(14)	First Amendment to Executive Employment and Non-Competition Agreement dated as of November 19, 2018 between Papa Murphy’s Holdings, Inc. and Victoria J. Tullett (incorporated by reference to Exhibit 10.14 to Papa Murphy’s Holdings, Inc. Annual Report on Form 10-K, filed March 14, 2019 (File Number 001-36432)).

(e)(15)	Retention Letter between Papa Murphy’s Holdings, Inc. and Victoria J. Tullett.*

(e)(16)	Amended 2010 Management Incentive Plan (incorporated by reference to Exhibit 10.1 to Papa Murphy’s Holdings, Inc. Registration Statement on Form S-1/A, filed April 4, 2014 (File Number 333-194488)).

(e)(17)	Form of Stock Option Agreement subject to time-vesting under the Amended 2010 Management Incentive Plan (incorporated by reference to Exhibit 10.20 to Papa Murphy’s Holdings, Inc. Registration Statement on Form S-1/A, filed April 21, 2014 (File Number 333-194488)).

(e)(18)	Form of Stock Option Agreement subject to performance-vesting under the Amended 2010 Management Incentive Plan (incorporated by reference to Exhibit 10.21 to Papa Murphy’s Holdings, Inc. Registration Statement on Form S-1/A, filed April 21, 2014 (File Number 333-194488)).

(e)(19)	Form of Restricted Stock Agreement subject to time-vesting under the Amended 2010 Management Incentive Plan (incorporated by reference to Exhibit 10.22 to Papa Murphy’s Holdings, Inc. Registration Statement on Form S-1/A, filed April 21, 2014 (File Number 333-194488)).

(e)(20)	Form of Restricted Stock Agreement subject to performance-vesting under the Amended 2010 Management Incentive Plan (incorporated by reference to Exhibit 10.23 to Papa Murphy’s Holdings, Inc. Registration Statement on Form S-1/A, filed April 21, 2014 (File Number 333-194488)).

(e)(21)	Form of Amendment to the Restricted Stock Agreement subject to performance-vesting under the Amended 2010 Management Incentive Plan (incorporated by reference to Exhibit 10.24 to Papa Murphy’s Holdings, Inc. Registration Statement on Form S-1/A, filed April 21, 2014 (File Number 333-194488)).

(e)(22)	Form of Stock Option Agreement subject to time-vesting under the 2014 Equity Incentive Plan (incorporated by reference to Exhibit 10.25 to Papa Murphy’s Holdings, Inc. Registration Statement on Form S-1/A, filed April 21, 2014 (File Number 333-194488)).

(e)(23)	Form of Restricted Stock Agreement subject to time-vesting under the 2014 Equity Incentive Plan (incorporated by reference to Exhibit 10.26 to Papa Murphy’s Holdings, Inc. Registration Statement on Form S-1/A, filed April 21, 2014 (File Number 333-194488)).

(e)(24)	Form of Stock Option Agreement subject to performance-vesting under the 2014 Equity Incentive Plan (incorporated by reference to Exhibit 10.29 to Papa Murphy’s Holdings, Inc. Registration Statement on Form S-1/A, filed April 28, 2014 (File Number 333-194488)).

(e)(25)	Form of Indemnification Agreement between Papa Murphy’s Holdings, Inc. and each of its directors and executive officers (incorporated by reference to Exhibit 10.27 to Papa Murphy’s Holdings, Inc. Registration Statement on Form S-1/A, filed April 21, 2014 (File Number 333-194488)).

(e)(26)	Form of Indemnification Agreement between Papa Murphy’s Holdings, Inc. and each of its sponsor-affiliated directors (incorporated by reference to Exhibit 10.28 to Papa Murphy’s Holdings, Inc. Registration Statement on Form S-1/A, filed April 21, 2014 (File Number 333-194488))

(e)(27)	Second Amended and Restated Stockholders’ Agreement dated as of May 1, 2014 by and among Papa Murphy’s Holdings, Inc. and the stockholders party thereto (incorporated by reference to Exhibit 4.1 to Papa Murphy’s Holdings, Inc. Current Report on Form 8-K, filed May 13, 2014 (File Number 001-36432)).

(e)(28)	Stockholder’s Agreement dated as of May 7, 2014 between Papa Murphy’s Holdings, Inc. and LEP Papa Murphy’s Holdings, LLC (incorporated by reference to Exhibit 10.1 to Papa Murphy’s Holdings, Inc. Current Report on Form 8-K, filed May 13, 2014 (File Number 001-36432)).

(e)(29)	Cooperation Agreement by and among Papa Murphy’s Holdings, Inc., MFP Partners, L.P., Misada Capital Holdings, LLC, Alexander C. Matina and Noah A. Elbogen, dated December 21, 2017 (incorporated by reference to Exhibit 10.1 to Papa Murphy’s Holdings, Inc. Current Report on Form 8-K, filed December 21, 2017 (File Number 001-36432)).

(e)(30)	Letter Agreement by and among Papa Murphy’s Holdings, Inc., MFP Partners, L.P., Misada Capital Holdings, LLC, and LEP Papa Murphy’s Holdings, LLC, dated December 21, 2017 (incorporated by reference to Exhibit 10.2 to Papa Murphy’s Holdings, Inc. Current Report on Form 8-K, filed December 21, 2017 (File Number 001-36432)).

*	Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 25, 2019

PAPA MURPHY’S HOLDINGS, INC.

By:	/s/ Weldon Spangler
Name:	Weldon Spangler
Title:	Chief Executive Officer

Annex A

580 California Street, Suite 2000, San Francisco, CA 94104 Tel: 415.358.3500 Fax: 415.358.3555

April 10, 2019

The Board of Directors

Papa Murphy’s Holdings, Inc.

8000 NE Parkway Drive, Suite 350

Vancouver, WA 98662

Ladies and Gentlemen:

The Board of Directors (the “Board”) of Papa Murphy’s Holdings, Inc., a Delaware corporation (the “Company”), has requested our opinion as to the fairness, from a financial point of view, to the stockholders of the Company of the consideration that such stockholders will receive pursuant to the Agreement and Plan of Merger, dated as of April 8, 2019 (the “Agreement”), by and among the Company, MTY Franchising USA, Inc. (“Parent”), and MTY Columbia Merger Sub Inc. (“Merger Sub”). Capitalized terms used herein and not otherwise defined shall have the meaning ascribed to them in the Agreement.

The Agreement provides, among other things, that (i) Parent and Merger Sub will commence the offer, (ii) at the completion of the Offer, the stockholders of the Company who elect to participate in the Offer will receive a purchase price per share equal to $6.45 (the “Offer Price”), (iii) following the completion of the Offer, Merger Sub shall be merged with and into the Company, (iv) the separate corporate existence of Merger Sub shall cease , and the Company shall continue its corporate existence as the surviving corporation (v) Parent shall become the direct owner of all of the issued and outstanding equity interests of the surviving corporation, and (vi) each remaining share of Common Stock, other than any Excluded Shares, Dissenting Shares or Accepted Shares shall be cancelled and automatically converted into the right to receive cash equal to $6.45 (the “Merger Consideration”).

You have requested our opinion, as a financial advisor, as to the fairness of the Merger Consideration, from a financial point of view, to the stockholders of the Company.

In connection with our review of the Offer and the Merger, and in arriving at our opinion, we have: (i) reviewed a draft dated April 8,2019 of the Agreement; (ii) reviewed and analyzed certain financial and other data with respect to the Company, which was publicly available, (iii) reviewed and analyzed certain information, including financial statements and financial forecasts, relating to the business, earnings, cash flow, assets, liabilities, projected operations and prospects of the Company, that were furnished to us by the Company; (iv) held discussions with members of senior management and representatives of the Company concerning the matters described in clauses (ii) and (iii) above, as well as its business and prospects on a stand alone basis; (v) reviewed the current and historical reported prices and trading activity of certain publicly traded companies deemed by us to be comparable to the Company; and (vi) reviewed the terms, to the extent publicly available, of certain business combination transactions that we deemed relevant. In addition, we have conducted such other analyses, examinations and inquiries and considered such other financial, economic and market criteria as we have deemed necessary in arriving at our opinion. We believe such areas of investigation are sufficient and reasonable as a basis for rendering this opinion. In conducting our review and analysis, and as a basis for arriving at our opinion, we have utilized generally accepted valuation and analytical techniques, methodologies, procedures and considerations reasonably deemed relevant and customary under the circumstances.

In arriving at our opinion, we have relied upon and assumed, without assuming liability or responsibility for independent verification, the accuracy and completeness of all information that was publicly available or was furnished, or otherwise made available, to us or discussed with or reviewed by us. We have further relied upon the assurances of the management of the Company that the financial information provided has been prepared by the Company on a reasonable basis in accordance with industry practice, and that the Company is not aware of any information or facts that would make incomplete or misleading any information provided to us by it. Without limiting the generality of the foregoing, for the purpose of this opinion, we have assumed, without independent verification, that with respect to financial forecasts, estimates and other forward looking information reviewed by us, that such information has been reasonably prepared based upon assumptions reflecting the best currently available estimates and judgments of the management of the Company as to the expected future results of operations and financial condition of the Company. We express no opinion as to any such financial forecasts, estimates, judgments or forward-looking information or the assumptions upon which they were based. Although we have not independently verified the accuracy and completeness of the information we considered, we advise you that nothing has come to our attention during the course of this engagement that has caused us to believe that it was unreasonable for us to utilize and rely on the information we have reviewed. We are not legal, tax or regulatory advisors. We are financial advisors only and we have relied, with your consent and without independent verification, on the advice of the outside counsel and the independent registered public accountants to the Company, and on the assumptions of the management of the Company, as to all accounting, legal, tax and financial reporting matters with respect to the Company, and the Agreement.

In arriving at our opinion, we have assumed that the executed Agreement will be in all material respects identical to the last draft reviewed by us. We have relied upon and assumed, without independent verification, that (i) the representations and warranties of all parties to the Agreement and all other related documents and instruments that are referred to therein are true and correct, (ii) each party to such documents and instruments will fully and timely perform all of the covenants and agreements required to be performed by such party in accordance with the provisions thereof, (iii) the Offer and the Merger will be completed pursuant to the terms of the Agreement, and (iv) all conditions to the completion of the Offer and the Merger will be satisfied without waiver by any party of any conditions or obligations thereunder. Additionally, we have assumed that all the necessary regulatory approvals and consents required for the Offer and Merger will be obtained without any adverse effect on the parties or the contemplated benefits of the Offer and the Merger.

In arriving at our opinion, we have not performed any appraisals or valuations of any specific assets or liabilities (fixed, contingent or other), and have not been furnished or provided with any such appraisals or valuations, nor have we evaluated the solvency of the Company under any state or federal law relating to bankruptcy, insolvency or similar matters. The analyses performed by us in connection with this opinion were going concern analyses. We express no opinion regarding the liquidation value of the Company, or any other entity. Without limiting the generality of the foregoing, we have undertaken no independent analysis of any pending or threatened litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which the Company, or any of its affiliates is a party or may be subject, and our opinion makes no assumption concerning, and therefore does not consider, the possible assertion of claims, outcomes or damages arising out of any such matters.

This opinion is necessarily based upon the information available to us and facts and circumstances as they exist and are subject to evaluation on the date hereof; events occurring after the date hereof could materially affect this opinion and the assumptions used in preparing this opinion. We have not undertaken to reaffirm or revise this opinion or otherwise comment upon any events occurring after the date hereof and do not have any obligation to update, revise or reaffirm this opinion.

We have been engaged by the Board to act as financial advisor to the Board in connection with the Offer and the Merger and we will receive a fee for our advisory services contingent upon completion of the Offer and the Merger. The Company has also agreed to indemnify and hold us harmless against certain liabilities and reimburse us for certain expenses in connection with our services.

Please be advised that during the two years preceding the date of this letter, neither we nor our affiliates have had any other material financial advisory or other material commercial or investment banking relationships with the Company or Parent. In the ordinary course of our business, we may, in the future, provide investment banking and financial advisory services to the surviving corporation or the Parent or entities that are affiliated with the Parent or the surviving corporation for which we would expect to receive compensation.

This opinion is provided to the Board in connection with its consideration of the Offer and the Merger and is not intended to be and does not constitute a recommendation to any stockholder as to whether such stockholder should tender its Shares in the Offer. It is understood that this opinion will be relied upon by the Board in connection with the Offer and the Merger. This opinion may not be disclosed, referred to, published or otherwise used (in whole or in part), nor may any public references to us be made, without our prior written consent. Notwithstanding the foregoing, this opinion may be reproduced in full in any Schedule 14D-9 or proxy or information statement mailed to the stockholders of the Company. This opinion has been approved for issuance by the Opinion Committee of North Point Advisors LLC.

This opinion addresses solely the fairness, from a financial point of view, to the stockholders of the Company of the Offer Price and the Merger Consideration set forth in the Agreement and does not address any other terms or agreement relating to the Offer and the Merger or any other terms of the Agreement. We were not requested to opine as to, and this opinion does not address, the basic business decision to proceed with or effect the Offer and the Merger, the merits of the Offer and the Merger relative to any alternative transaction or business strategy that may be available to the Company, or any other terms contemplated by the Agreement.

Based upon and subject to the foregoing and based upon such other factors as we consider relevant, it is our opinion that, as of the date hereof, the Offer Price and the Merger Consideration, determined as provided in the Agreement, is fair, from a financial point of view, to the Stockholders of the Company.

Very truly yours,

/s/ North Point Advisors LLC

NORTH POINT ADVISORS LLC

ANNEX B

SECTION 262 OF THE GENERAL CORPORATION LAW OF THE STATE OF DELAWARE

§ 262 Appraisal rights [For application of this section, see 79 Del. Laws, c. 72, § 22; 79 Del. Laws, c. 122, § 12; 80 Del. Laws, c. 265, § 18; and 81 Del. Laws, c. 354, § 17]

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation (or, in the case of a merger pursuant to § 251(h), as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation,” and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation.”

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the completion of the offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the completion of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251(h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251(h)(2)), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the

Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

B-5